      As Filed with the Securities and Exchange Commission on _______, 2000

                                               Registration File No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            ------------------------

                                    FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                  OF 1933 OF THE SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2




                  MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                                  7 ROSZEL ROAD
                           PRINCETON, NEW JERSEY 08540
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             BARRY G. SKOLNICK, ESQ.
                     SENIOR VICE PRESIDENT & GENERAL COUNSEL
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                                  7 ROSZEL ROAD
                           PRINCETON, NEW JERSEY 08540
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                    COPY TO:
                              STEPHEN E. ROTH, ESQ.
                             KIMBERLY J. SMITH, ESQ.
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                            WASHINGTON, DC 20004-2415

It is proposed that this filing will become effective as soon as practicable after the effective date.


TITLE OF SECURITIES BEING REGISTERED: Modified Single Premium Variable Life Insurance Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS
           , 2000
-----------

                  Merrill Lynch Variable Life Separate Account

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                                    issued by
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                    Home Office: Little Rock, Arkansas 72201
                          Service Center: P.O. Box 9025
                      Springfield, Massachusetts 01102-9025
                                1414 Main Street
                      Springfield, Massachusetts 01144-1007
                              Phone: (800) 354-5333
                                 offered through
               Merrill Lynch, Pierce, Fenner & Smith Incorporated

This prospectus describes contracts which generally are modified endowment contracts under federal tax law. Most distributions will have tax consequences and/or penalties.

Generally, through the first 14 days following a Contract's in force date, we will invest your initial payment in the subaccount of the Merrill Lynch Variable Life Separate Account (the "Separate Account") investing in the Merrill Lynch Domestic Money Market Fund. Afterward, you may reallocate your account value among any five of the subaccounts of the Separate Account. We then invest each subaccount's assets in corresponding portfolios ("Funds") of the following:

-      MERRILL LYNCH VARIABLE SERIES FUNDS, INC.                     -      MERCURY HW VARIABLE TRUST
       -      Basic Value Focus Fund                                        -      Mercury HW International Value VIP Portfolio
       -      Domestic Money Market Fund                             -      DAVIS VARIABLE ACCOUNT FUND, INC.
       -      Fundamental Growth Focus Fund                                 -      Davis Value Portfolio
       -      Government Bond Fund                                   -      DELAWARE GROUP PREMIUM FUND
       -      Index 500 Fund                                                -      Trend Series
-      AIM VARIABLE INSURANCE FUNDS                                  -      PIMCO VARIABLE INSURANCE TRUST
       -      AIM V.I. International Equity Fund                            -      Total Return Bond Portfolio
       -      AIM V.I. Value Fund                                    -      SELIGMAN PORTFOLIOS, INC
-      ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.                         -      Seligman Small-Cap Value Portfolio
       -      Growth and Income Portfolio                            -      VAN KAMPEN LIFE INVESTMENT TRUST
       -      Premier Growth Portfolio                                      -      Emerging Growth Portfolio
-      MFS(R)-VARIABLE INSURANCE TRUST (SM)
       -      MFS Emerging Growth Series
       -      MFS Growth With Income Series

Currently, you may transfer your account value as often as you like without charge.

During the guarantee period, we can not terminate the Contract, regardless of investment results, unless loan debt exceeds the surrender value. The "guarantee period" extends from the contract date to the insured's attained age 100. The death benefit during the guarantee period may vary to reflect the investment results of the subaccounts chosen, but will never be less than the guaranteed minimum death benefit. The "guaranteed minimum death benefit" is the face amount of the contract. After the guarantee period, the Contract will remain in effect as long as the net surrender value is sufficient to cover all charges due.

Subject to certain conditions, you may:

       -      make additional premium payments
       -      make partial withdrawals
       -      borrow up to the loan value of your Contract
       -      cancel the Contract for its net surrender value

The account value will vary with the investment results of the subaccounts chosen. We don't guarantee any minimum surrender value.

Within certain limits, you may return the Contract or exchange it for a contract with benefits that don't vary with the investment results of a separate account.

It may not be advantageous to replace existing insurance with the Contract.

PURCHASING THIS CONTRACT INVOLVES CERTAIN RISKS. INVESTMENT RESULTS CAN VARY BOTH UP AND DOWN AND CAN EVEN DECREASE THE VALUE OF PREMIUM PAYMENTS. THEREFORE, YOU COULD LOSE ALL OR PART OF THE MONEY YOU INVEST. EXCEPT FOR THE GUARANTEED DEATH BENEFIT WE PROVIDE, YOU BEAR ALL INVESTMENT RISKS. WE DO NOT GUARANTEE HOW ANY OF THE SUBACCOUNTS OR FUNDS WILL PERFORM.

LIFE INSURANCE IS INTENDED TO BE A LONG-TERM INVESTMENT. YOU SHOULD EVALUATE YOUR INSURANCE NEEDS AND THE CONTRACT'S LONG-TERM INVESTMENT POTENTIAL AND RISKS BEFORE PURCHASING THE CONTRACT.

CURRENT PROSPECTUSES FOR THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC.; THE AIM VARIABLE INSURANCE FUNDS; THE ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.; THE MFS(R)-VARIABLE INSURANCE TRUST(SM); THE MERCURY HW VARIABLE TRUST; THE SELIGMAN PORTFOLIOS, INC.; DAVIS VARIABLE ACCOUNT FUND, INC.; DELAWARE GROUP PREMIUM FUND; PIMCO VARIABLE INSURANCE TRUST; AND VAN KAMPEN LIFE INVESTMENT TRUST MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                TABLE OF CONTENTS

IMPORTANT TERMS.................................................................................................................6
SUMMARY OF THE CONTRACT.........................................................................................................8
    What The Contract Provides..................................................................................................8
    Availability and Payments...................................................................................................9
    The Account Value...........................................................................................................9
    The Subaccounts............................................................................................................10
    Illustrations..............................................................................................................10
    Replacement of Existing Coverage...........................................................................................10
    Right to Cancel ("Free Look" Period) or Exchange...........................................................................10
    Distributions From The Contract............................................................................................10
    Fees and Charges...........................................................................................................11
    Annual Expenses............................................................................................................13
    Notes to Fee Table.........................................................................................................14
FACTS ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY, MERRILL
    LYNCH, PIERCE, FENNER & SMITH INCORPORATED, AND THE
    SEPARATE ACCOUNT...........................................................................................................14
    Merrill Lynch Life Insurance Company.......................................................................................14
    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")..............................................................15
    Net Rate of Return for a Subaccount........................................................................................16
    Changes within the Separate Account........................................................................................17
THE FUNDS......................................................................................................................17
    Merrill Lynch Variable Series Funds, Inc...................................................................................18
    AIM Variable Insurance Funds...............................................................................................19
    Alliance Variable Products Series Fund, Inc................................................................................20
    MFS(R) Variable Insurance Trust(TM)........................................................................................20
    Mercury HW Variable Trust..................................................................................................21
    Davis Variable Account Fund, Inc...........................................................................................21
    Delaware Group Premium Fund................................................................................................22
    PIMCO Variable Insurance Trust.............................................................................................22
    Seligman Portfolios, Inc...................................................................................................22
    Van Kampen Life Investment Trust...........................................................................................23
    The Operation of the Funds.................................................................................................23
FACTS ABOUT THE CONTRACT.......................................................................................................25
    Who May Be Covered.........................................................................................................25
    Initial Payment............................................................................................................26
    Right To Cancel ("Free Look" Period).......................................................................................26
    Making Additional Payments.................................................................................................26
    CMA Account ...............................................................................................................27
    Account Value..............................................................................................................29
    Charges....................................................................................................................30
    Charges Deducted From The Account Value....................................................................................30
    Charges To The Separate Account............................................................................................31
    Transaction Charges........................................................................................................31
    Fund Expenses..............................................................................................................32

    Guarantee Period...........................................................................................................33
    Surrender Value............................................................................................................33
    Partial Withdrawals........................................................................................................34
    Loans......................................................................................................................35
    Death Benefit Proceeds.....................................................................................................36
    Payment Of Death Benefit Proceeds..........................................................................................37
    Owner's Right to Transfer Account Value....................................................................................38
    Dollar Cost Averaging......................................................................................................38
    Right To Exchange Contract.................................................................................................39
    Choosing an Income Option..................................................................................................39
    Reports To Contract Owners.................................................................................................40
MORE ABOUT THE CONTRACT........................................................................................................41
    Using The Contract.........................................................................................................41
    Some Administrative Procedures.............................................................................................43
    Other Contract Provisions..................................................................................................44
    Group Or Sponsored Arrangements............................................................................................45
    Unisex Legal Considerations................................................................................................45
    Selling The Contracts......................................................................................................46
    Tax Considerations.........................................................................................................47
    Reinsurance................................................................................................................50
    Illustrations..............................................................................................................50
MORE ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY................................................................................56
    Directors And Executive Officers...........................................................................................56
    Services Arrangement.......................................................................................................57
    State Regulation...........................................................................................................57
    Legal Proceedings..........................................................................................................57
    Experts....................................................................................................................57
    Legal Matters..............................................................................................................58
    Registration Statements....................................................................................................58
    Financial Statements.......................................................................................................58

                                 IMPORTANT TERMS

account value: is the amount available for investment under this Contract at any time. It is the sum of the value in each of the subaccounts.

accumulation unit: is a unit of measure used to compute the value of your interest in a subaccount.

attained age: is the issue age of the insured plus the number of full contract years since the contract date.

beneficiary: is the person to whom we pay the death benefit proceeds upon the insured's death.

Company: Merrill Lynch Life Insurance Company, also referred to as "we" or "us."

contract anniversary: is the same date of each year as the contract date.

contract date: is used to determine processing dates, contract years and contract anniversaries. It is usually the business day next following the receipt of the initial premium payment at the Service Center.

contract value: is the account value plus loan debt, less any charges we accrue for. Accrued charges are collected as of the next processing date or contract anniversary, and upon surrender.

death benefit: is the greater of the guaranteed minimum death benefit and the variable insurance amount.

death benefit proceeds: is the amount payable to the beneficiary upon the death of the insured. It equals the death benefit less any loan debt.

due proof of death: is a certified copy of the death certificate, beneficiary statement and any additional paperwork necessary to process payment of a death claim when the insured dies.

fixed base: is used to determine any adjustments to the face amount due to additional premium payments or withdrawals. The fixed based on the contract date equals the contract value. Thereafter, the fixed base is calculated for each processing date as follows:

       -      we add premiums and subtract withdrawals;
       - we add interest from the date of each premium payment or withdrawal at an annual rate of 4%; and
       -      we subtract guaranteed maximum cost of insurance charges.

After the expiration of the guarantee period, the fixed based is set to zero.

Fund: is an investment portfolio of an open-end management investment company or unit investment trust in which a subaccount invests.

guaranteed minimum death benefit: is the death benefit payable regardless of the investment performance of the subaccounts during the guarantee period. The guaranteed minimum death benefit equals the face amount.

guarantee period: extends from the contract date to the insured's attained age
100. We cannot terminate the Contract during the guarantee period unless the loan debt exceeds the surrender value on a processing date.

in force date: is the date when the underwriting process is complete, and we receive the initial premium payment and any outstanding contract amendments at the Service Center.

issue age: is the insured's age as of his or her birthday nearest the contract date.

issue date: is the date this contract is issued at the Service Center. The contestable and suicide periods are measured from this date.

loan debt: is the sum of all policy loans taken, less loan repayments, plus loan interest capitalized, plus accrued loan interest.

net amount at risk: is the excess of the death benefit over the contract value, adjusted for interest at 4%.

net contract value: is the contract value less any loan debt.

net loan cost: is the difference between loan interest charged and interest credited to loan collateral.

net surrender value: is equal to surrender value less any loan debt.

net single premium factor: is used to determine the amount of death benefit purchased by $1.00 of contract value. We use this factor in the calculation of the variable insurance amount to make sure that the Contract always meets the requirements of what constitutes a life insurance contract under the Internal Revenue Code (IRC).

processing dates: are the days when we may deduct charges or add credits, or determine the amount of a charge or credit. Processing dates begin on the contract date and occur on the same day of the month as the contract date, at the end of each three-month processing period.

processing period: is the three-month period between consecutive processing dates.

premiums: is the money paid into this Contract.

Separate Account: is used to fund the Contract. The Separate Account has multiple subaccounts, which invest in shares or units of the Funds.

surrender value: is the contract value less any applicable surrender charges.

valuation period: is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange (NYSE) is open for trading, or any day on which the SEC otherwise requires that the Funds be valued. We calculate the value of an accumulation unit for each subaccount at the end of each valuation period.

variable insurance amount: is the contract value multiplied by the appropriate net single premium factor.

                             SUMMARY OF THE CONTRACT

WHAT THE CONTRACT PROVIDES

The Contract offers a choice of investments and an opportunity for the account value and death benefit to grow based on investment results.

We don't guarantee that contract values will increase. Depending on the investment results of the subaccounts you select, the account value and death benefit may go up or down on any day. You bear the investment risk for any amount allocated to a subaccount.

We offer other variable life insurance contracts that have different features and charges. To obtain more information about these other contracts, contact our Service Center or your financial consultant.

You should purchase the Contract for its death benefit. You may use the Contract's net surrender value, as well as its death benefit, to provide proceeds for various individual and business planning purposes. However, partial withdrawals and loans will affect the net surrender value and death benefit proceeds. Loans may cause the Contract to terminate. The Contract is designed to provide benefits on a long-term basis. Before purchasing a Contract in connection with a specialized purpose, you should consider whether the long-term nature of the Contract, its investment risks, and the potential impact of any contemplated loans and partial withdrawals, are consistent with the purposes you may be considering. Moreover, using a Contract for a specialized purpose may have tax consequences. (See "Tax Considerations".)

Death Benefit. During the guarantee period, the death benefit equals the guaranteed minimum death benefit or variable insurance amount, whichever is larger. The variable insurance amount increases or decreases depending on the investment results of the subaccounts you select. Therefore, the death benefit may go up or down depending on investment performance, but it will never drop below the guaranteed minimum death benefit. After the insured's attained age 100, the death benefit is equal to the contract value. We will reduce the death benefit by any loan debt to determine the death benefit proceeds payable to the beneficiary.

Guarantee Period. During the guarantee period, we cannot terminate the Contract, regardless of investment results, unless loan debt exceeds the surrender value. The "guarantee period" extends from the contract date to the insured's attained age 100.

Tax Benefits and Tax Considerations. We believe the Contract generally provides at least the minimum death benefit required to qualify as "life insurance" under federal tax law (although there is less guidance and therefore some uncertainty with respect to Contracts issued on a substandard basis). By satisfying this requirement, the Contract provides two important tax benefits:

       1)     Its death benefit is generally not subject to income tax;

       2) Any increases in the Contract's account value are not taxable until distributed from the Contract. Since the Contract (including Contracts purchased through an exchange of non-modified endowment Contracts) generally is a modified endowment contract, distributions other than death benefits are subject to tax and, if taken before you reach age 59 1/2, may also be subject to a 10% federal penalty tax.

AVAILABILITY AND PAYMENTS

We will issue a Contract for an insured between ages 20 and 80. We will consider issuing Contracts for insureds between ages 80 and 85 on an individual basis. A Contract can be purchased with a minimum single payment of $10,000.

Contract owners may establish a periodic payment plan at issue instead of making a single payment. If you elect planned periodic payments, the minimum initial planned periodic payment is $2,000 provided that the initial payment plus the planned payments will total $10,000 or more during the first five contract years. Each payment must be at least equal to the initial payment. (See "Payments Under a Periodic Plan.")

Subject to certain conditions, you may make additional unplanned payments. (See "Payments Not Under a Periodic Plan".)

THE ACCOUNT VALUE

A Contract's account value is the amount available for investment at any time. On the contract date (usually the next business day after our Service Center receives your initial payment), the account value is equal to the initial payment. Afterwards, it varies daily based on the investment performance of your selected subaccounts. You bear the risk of poor investment performance and receive the benefit of favorable investment performance. You may wish to consider diversifying your investment in the Contract by allocating the account value to two or more subaccounts.

THE SUBACCOUNTS

We invest your premium payments in subaccounts of the Separate Account. Generally, through the first 14 days following the in force date, we will invest the initial premium payment only in the subaccount of the Separate Account investing in the Merrill Lynch Domestic Money Market Fund. Afterwards, we will reallocate the account value among up to five of the subaccounts. (See "Changing the Allocation".)

ILLUSTRATIONS

Illustrations in this Prospectus or used in connection with the purchase of the Contract are based on hypothetical investment rates of return. We don't guarantee these rates. They are illustrative only, and not a representation of past or future performance. Actual rates of return may be more or less than those shown in the illustrations. Actual values will be different than those illustrated.

REPLACEMENT OF EXISTING COVERAGE

Generally, it is not advisable to purchase an insurance contract as a replacement for existing coverage. Before you buy a Contract, ask your Merrill Lynch Financial Consultant if changing, or adding to, current insurance coverage would be advantageous. Don't base your decision to replace existing coverage solely on a comparison of Contract illustrations.

RIGHT TO CANCEL ("FREE LOOK" PERIOD) OR EXCHANGE

Once you receive the Contract, review it carefully to make sure it is what you want. Generally, you may return a Contract for a refund within ten days after you receive it. Some states allow a longer period of time to return the Contract. If required by your state, you may return the Contract within the later of ten days after receiving it or 45 days from the date the application is completed. If you return the Contract during the "free look" period, we will refund your initial premium payment without interest.

You may also exchange your Contract within 18 months for a contract with benefits that do not vary with the investment results of a separate account.

DISTRIBUTIONS FROM THE CONTRACT

Partial Withdrawals. Beginning in the second contract year, you may withdraw up to 80% of the net surrender value. The maximum number of withdrawals permitted each contract year is six. (See "Partial Withdrawals".) Partial withdrawals may be subject to a surrender charge, and may have tax consequences. (See "Tax Considerations".)

Surrenders. You may cancel your Contract at any time and receive the net surrender value. The net surrender value is equal to the surrender value less any loan debt. The surrender value is equal to the surrender value less any loan debt. The surrender value is equal to the contract value less any applicable surrender charge. The contract value equals the account value plus loan debt, minus any accrued charges.

Surrendering your Contract may have tax consequences. (See "Tax
Considerations".)

Loans. You may borrow money from us, using your Contract as collateral, subject to limits. We deduct loan debt from the amount payable on surrender of the Contract and from any death benefit payable. Loan interest accrues daily and, IF IT IS NOT PAID EACH YEAR, IT IS TREATED AS A NEW LOAN ("CAPITALIZED") AND ADDED TO THE OUTSTANDING LOAN AMOUNT. With a modified endowment contract, both the loan amount and the amount of capitalized loan interest are treated as taxable distributions. Depending upon investment performance of the subaccounts and the amounts borrowed, loans may cause a Contract to lapse. If the Contract lapses with loan debt outstanding, adverse tax consequences may result. Loan debt is considered part of the contract value, which is used to calculate taxable gain, and therefore loan debt increases taxable gain. Loans may have other adverse tax consequences. (See "Loans" and "Tax Considerations--Tax Treatment of Loans and Other Distributions".)

CHARGES, FEES AND CREDITS

Account Value Charges. We invest the entire amount of all premium payments in the Separate Account. We then deduct certain charges from your account value on processing dates. (see "Charges Deducted From the Account Value"). These charges are:

       - EXPENSE CHARGE - The expense charge is accrued for daily between processing dates. It is calculated on the contract date and on each subsequent processing date, and deducted in arrears on each processing date through the 10th contract anniversary. The quarterly charge is .1125% (.45% annually) of your contract value;

       - COST OF INSURANCE CHARGE -- The cost of insurance charge is accrued for daily between processing dates. It is calculated on the contract date and on each subsequent processing date, and deducted in arrears on each processing date. The current charge is an asset-based charge applied to contract value, and depends upon the underwriting class, issue age and sex of the insured. The current charges cannot exceed our guaranteed maximum charges.

       - NET LOAN COST - The net loan cost is accrued daily, and deducted on each contract anniversary if there has been any loan debt during the prior year. It currently equals 1.00% and is guaranteed not to exceed 2.0% of the loan debt per year (see "Charges Deducted From the Account Value").

Separate Account Charge. We deduct an asset-based charge daily from the net asset value of the subaccounts in the Separate Account. It is equal to .003699% (1.35% annually).

Surrender Charge. We deduct certain charges upon withdrawal or surrender under the Contract. The surrender charge consists of a contingent deferred sales load and an unamortized expense charge. The surrender charge is a percentage of each premium withdrawn or surrendered during the first 10 years following payment of the premium, from your account value. It decreases over time, as shown below.


COMPLETED YEARS
---------------
SINCE PREMIUM PAYMENT        1        2        3       4         5         6         7         8         9        10        11+
-------------------------------------------------------------------------------------------------------------------------------
CDSL                         6        5        5       4         4         3         3         2         2        1           0
-------------------------------------------------------------------------------------------------------------------------------

Unamortized Expense
-------------------
Charge                       4        3.6      3.2     2.8       2.4       2.0       1.6       1.2       0.8      0.4         0
-------------------------------------------------------------------------------------------------------------------------------


TOTAL SURRENDER CHARGE      10        8.6      8.2     6.8       6.4       5.0       4.6       3.2       2.8      1.4         0
-------------------------------------------------------------------------------------------------------------------------------

For purposes of calculating the surrender charge, gain is never subject to a surrender charge. "Gain" is equal the contract value less premiums remaining in the Contract. To calculate the surrender value, we determine the amount of any surrender charge payable by assuming that gain is withdrawn first, followed by premiums on a first-in, first-out basis. To calculate any surrender charge for a partial withdrawal, unloaned gain is assumed to be withdrawn first. For this purpose, "unloaned gain" is equal to the contract value less the premiums remaining in the Contract, less loan interest credited in the loan collateral account that has not been repaid.


Transfer Charge. We reserve the right to charge $25 for each transfer of account value in excess of 12 transfers in a contract year.

Credits To Account Value. Starting at the end of the first processing period of the 11th contract year, we add an asset-based credit to your account value. The quarterly credit is .1125% (.45% annually) of the account value, credited on each processing date. This credit effectively reduces the separate account charge.

Advisory Fees and Fund Expenses. The Funds pay monthly advisory fees and other expenses. The following table helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 1999, as a percentage of each Fund's average net assets. For more information on fees and charges, see "Charges to Fund Assets".

ANNUAL EXPENSES

                                                        MERRILL LYNCH VARIABLE SERIES FUNDS, INC. (CLASS A SHARES)
                                                                              FUNDAMENTAL
                                       BASIC VALUE         DOMESTIC             GROWTH
Annual Expenses                           FOCUS          MONEY MARKET          FOCUS (a)       GOVERNMENT BOND         INDEX 500
---------------                           -----          ------------          ---------       ---------------         ---------
Investment Advisory Fees ...........      .60%               .50%                 .65%              .50%                 .30%
                                                                                             --------------------
Other Expenses......................      .06%               .05%                 .15%              .05%                 .05%
Total Annual Operating
      Expenses......................      .66%               .55%                 .80%              .55%                 .35%
                                     -----------------------------------------------------------------------------------------------
Expense Reimbursements..............       ---               ---                  ---                ---                  ---
Net Expenses........................      .66%               .55%                 .80%              .55%                 .35%
------------------------------------ -----------------------------------------------------------------------------------------------

                                                                    AIM                    ALLIANCE VARIABLE
                                                                  VARIABLE                  PRODUCTS SERIES
                                                                 INSURANCE                    FUND, INC.
                                                                   FUNDS                   (CLASS A SHARES)
                                                                   -----                   ----------------

                                                           AIM V.I.
                                                        INTERNATIONAL      AIM V.I.     GROWTH AND     PREMIER
Annual Expenses                                             EQUITY          VALUE         INCOME       GROWTH
---------------                                             ------          -----         ------       ------
Investment Advisory Fees .........................           .75%            .61%          .63%         1.00%
Other Expenses....................................           .22%            .15%          .08%         .05%
Total Annual Operating
       Expenses...................................           .97%            .76%          .71%         1.05%
                                                       -------------------------------------------------------
Expense Reimbursements............................           ---             ---           ---           ---
Net Expenses......................................           .97%            .76%          .71%         1.05%
--------------------------------------------------------------------------------------------------------------

                                                                  MFS(R)              MERCURY HW
                                                                 VARIABLE              VARIABLE
                                                             INSURANCE TRUST             TRUST
                                                             ---------------             -----

                                                                        MFS GROWTH    MERCURY HW
                                                       MFS EMERGING     WITH INCOME   INTERNATIONAL
Annual Expenses                                         GROWTH (c)          (c)       VALUE VIP
---------------                                         ----------          ---       --------------
Investment Advisory Fees .........................         .75%            .75%             .75%
Other Expenses....................................         .09%            .13%             .26%
Total Annual Operating
       Expenses...................................         .84%            .88%             1.01%
                                                       ---------------------------------------------
Expense Reimbursements............................          ---             ---              ---
Net Expenses......................................         .84%            .88%             1.01%
----------------------------------------------------------------------------------------------------

                                                                                                    PIMCO
                                                                                                  VARIABLE
                                                          DAVIS              DELAWARE             INSURANCE
                                                         VARIABLE             GROUP                 TRUST
                                                         ACCOUNT             PREMIUM           (ADMINISTRATIVE
                                                        FUND, INC.             FUND             CLASS SHARES)
                                                        ----------             ----             -------------

                                                                                                    TOTAL
                                                          DAVIS               TREND                RETURN
Annual Expenses                                           VALUE               SERIES              BOND (e)
---------------                                      -----------------     -------------      -----------------
Investment Advisory Fees .........................         .75%                .75%                 .40%
Other Expenses....................................         .25%                .07%                 .35%
Total Annual Operating
      Expenses....................................        1.00%                .82%                 .75%
                                                     ----------------------------------------------------------
Expense Reimbursements............................         ---                 ---                  .10%
Net Expenses......................................        1.00%                .82%                 .65%
---------------------------------------------------------------------------------------------------------------

                                                                               VAN KAMPEN
                                                         SELIGMAN            LIFE INVESTMENT
                                                     PORTFOLIOS, INC.             TRUST
                                                     ----------------      --------------------

                                                         SELIGMAN
                                                        SMALL-CAP               EMERGING
Annual Expenses                                         VALUE (b)              GROWTH (d)
---------------                                      -----------------     --------------------
Investment Advisory Fees .........................        1.00%                   .70%
Other Expenses....................................         .41%                   .18%
Total Annual Operating
      Expenses....................................        1.41%                   .88%
                                                     ------------------------------------------
Expense Reimbursements............................         ---                    ---
Net Expenses......................................        1.41%                   .88%
-----------------------------------------------------------------------------------------------

NOTES TO FEE TABLE

(a) "Other Expenses" and "Net Expenses" shown for the Fundamental Growth Focus Fund are based on expenses estimated for the current fiscal year.

(b) The Fee Table does not reflect fees waived or expenses assumed by J. & W. Seligman & Co. Incorporated ("Seligman") for the Seligman Small-Cap Value Portfolio during the year ended December 31, 1999. Such waivers and assumption of expenses were made on a voluntary basis, and may be discontinued or reduced at any time without notice. During the fiscal year ended December 31, 1999, Seligman waived fees and expense totaling 0.41% for the Seligman Small-Cap Value Portfolio. Considering such reimbursements, "Net Expenses" would have been 1.00%.

(c) The MFS Emerging Growth Series and the MFS Growth With Income Series have an expense offset arrangement which reduces each Fund's custodial fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Each Fund may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Fund's expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Funds. Had these fee reductions been taken into account, "Net Expenses" would have been 0.83% for the Emerging Growth Series and 0.87% for the Growth With Income Series.

(d) The Fee Table does not reflect fees waived or expenses assumed by Van Kampen Asset Management Inc. ("Van Kampen Management") for the Emerging Growth Portfolio during the year ended December 31, 1999. Such waivers and assumption of expenses were made on a voluntary basis, and may be discontinued or reduced at any time without notice. During the fiscal year ended December 31, 1999, Van Kampen Management waived fees and expense totaling 0.03% for the Emerging Growth Portfolio. Considering such reimbursements, "Net Expenses" would have been 0.85%.

(e) Pacific Investment Management Company ("PIMCO") has agreed to reduce its 0.25% administrative fee (which is included in "Other Expenses" in the Fee Table) to the extent that total Fund operating expenses would exceed 0.65% of average daily net assets, due to organizational expenses and the payment by the Fund of its pro rata portion of the Trust's Trustees' fees. Any such waiver is subject to potential future reimbursement within three years from the date the fee was waived.

            FACTS ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY, MERRILL
          LYNCH, PIERCE, FENNER & SMITH INCORPORATED, AND THE SEPARATE
                                    ACCOUNT

MERRILL LYNCH LIFE INSURANCE COMPANY

Merrill Lynch Life Insurance Company ("we" or "us") is a stock life insurance company organized under the laws of the State of Washington on January 27, 1986 and redomesticated under the laws of the State of Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. We are authorized to sell life insurance and annuities in 49 states, Guam, the U.S. Virgin Islands and the District of Columbia. We are also authorized to sell variable life insurance and variable annuities in most jurisdictions.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED ("MLPF&S")

MLPF&S provides a world-wide broad range of securities brokerage and investment banking services. It provides marketing services for us and is the principal underwriter of the Contracts issued through the Separate Account. We retain MLPF&S to provide services relating to the Contracts under a distribution agreement. (See "Selling the Contracts".)

THE SEPARATE ACCOUNT

We established the Separate Account, a separate investment account, on November 16, 1990. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. This registration does not involve any supervision by the Securities and Exchange Commission over the investment policies or practices of the Separate Account. The Separate Account meets the definition of a separate account under the federal securities laws. We use the Separate Account to support the Contract as well as other variable life insurance contracts we issue. The Separate Account is also governed by the laws of the State of Arkansas, our state of domicile.

We own all of the assets in the Separate Account. We keep the Separate Account's assets apart from our general account and any other separate accounts we may have. Arkansas insurance law provides that the Separate Account's assets, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct.

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets in the Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account. If the Separate Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account.

There are currently 17 subaccounts in the Separate Account that are available for investment.

       - Five invest in Class A shares of a Fund of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series Funds").

       - Two invest in shares of a Fund of the AIM Variable Insurance Funds (the "AIM V.I. Funds").

       - Two invest in shares of a Fund of the Alliance Variable Products Series Fund, Inc. (the "Alliance Fund").

       - Two invest in shares of a Fund of the MFS(R) - Variable Insurance Trust-(SM)- (the "MFS Trust").

       - One invests in shares of a Fund of the Mercury HW Variable Trust (the "Mercury HW Trust").

       - One invests in shares of a Fund of the Davis Variable Account Fund, Inc. (the "Davis Fund").

       - One invests in shares of a Fund of the Delaware Group Premium Fund (the "Delaware Fund").

       - One invests in shares of a Fund of the PIMCO Variable Insurance Trust (the "PIMCO Trust").

       - One invests in shares of a Fund of Seligman Portfolios, Inc. (the "Seligman Portfolios").

       - One invests in shares of a Fund of the Van Kampen Life Investment Trust (the "Van Kampen Trust").

You'll find complete information about the Funds, including the risks associated with each portfolio in the accompanying prospectuses. They should be read along with this Prospectus.

NET RATE OF RETURN FOR A SUBACCOUNT

Each subaccount has a distinct unit value (also referred to as "price", "accumulation unit value" or "AUV" in reports we furnish to you). When we allocate your payments or account value to a subaccount, we purchase units based on the value of a unit of the subaccount as of the end of the valuation period during which the allocation occurs. When we transfer or deduct amounts out of a subaccount, we redeem units in a similar manner. A valuation period is each business day together with any non-business days before it. A business day is any day the New York Stock Exchange is open or there's enough trading in portfolio securities to materially affect the unit value of a subaccount.

For each subaccount, the AUV was initially set at $10.00. The AUV for each subsequent valuation period fluctuates based upon the net rate of return for that period. We determine the net rate of return of a subaccount at the end of each valuation period. The net rate of return reflects the investment performance of the Fund for the valuation period and the charges to the Separate Account. Fund shares are valued at net asset value and reflect reinvestment of any dividends or capital gains distributions declared by the Funds.

CHANGES WITHIN THE SEPARATE ACCOUNT

We may add new subaccounts. We can also eliminate subaccounts, combine two or more subaccounts, or substitute a new Fund for the Fund in which a subaccount invests. A substitution may become necessary if, in our judgment, a Fund no longer suits the purposes of the Contracts. This may happen due to a change in laws or regulations, or a change in a Fund's investment objectives or restrictions, or because the Fund is no longer available for investment, or for some other reason. If necessary, we would get prior approval from the Arkansas State Insurance Department and the Securities and Exchange Commission and any other required approvals before making such a substitution.

Subject to any required regulatory approvals, we can transfer assets of the Separate Account or of any of the subaccounts to another separate account or subaccount.

When permitted by law, we also can:

       - deregister the Separate Account under the Investment Company Act of 1940;
       -      make any changes required by applicable law;
       - operate the Separate Account as a management company under the Investment Company Act of 1940 or in any other form of organization permitted by applicable law;
       - reserve, restrict or eliminate any voting rights of contract owners, or other persons who have voting rights as to the Separate Account;
       - combine and reserve the Separate Account with other separate accounts; and
       -      create new separate accounts.

                                    THE FUNDS

GENERAL INFORMATION AND INVESTMENT RISKS

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of Fund operations can be found in the Fund prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.), and insurance companies not affiliated with us, to support benefits under certain variable annuity and variable life insurance contracts. Shares of these funds may be offered in the future to certain pension or retirement plans.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, nevertheless, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain funds available only through the

Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of the similarly named fund available through the Contract.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

Below we list the Funds in which the subaccounts invest. There is no guarantee that any Fund will be able to meet its investment objective.

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of 5 of its Funds for investment through the Contract.

Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset Management, L.P., and Mercury Advisors, is a worldwide mutual fund leader, and had a total of $550.07 billion in investment company and other portfolio assets under management as of the end of January 31, 2000. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM's principal business address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. The fees charged to each of these Funds are set forth in the summary below.

MLIM and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets (see "Selling the Contract").

BASIC VALUE FOCUS FUND. This Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. MLIM receives an advisory fee from the Fund at the annual rate of 0.60% of the average daily net assets of the Fund.

DOMESTIC MONEY MARKET FUND. This Fund seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. MLIM receives an advisory fee from the Fund at the annual rate of 0.50% of the average daily net assets of the Fund.

FUNDAMENTAL GROWTH FOCUS FUND. This Fund seeks long-term growth of capital. The Fund purchases primarily common stocks of U.S. companies that Fund management believes have shown above-average rates of growth earnings over the long-term. The Fund will invest at least 65% of its total assets in equity securities. MLIM receives an advisory fee from the Fund at an annual rate of 0.65% of the average daily net assets of the Fund.

GOVERNMENT BOND FUND. This Fund seeks the highest possible current income consistent with the protection of capital afforded by investing in debt securities issued or guaranteed by the United States Government, its agencies or instrumentalities. MLIM receives an advisory fee from the Fund at an annual rate of 0.50% of the average daily net assets of the Fund.

INDEX 500 FUND. This Fund seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"). MLIM receives an advisory fee from the Fund at an annual rate of 0.30% of the Fund's average daily net assets.

AIM VARIABLE INSURANCE FUNDS

AIM Variable Insurance Funds ("AIM V.I. Funds") is registered with the Securities and Exchange Commission as an open-end, series, management investment company. It currently offers the Separate Account two of its Funds.

A I M Advisers, Inc. ("AIM"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, serves as the investment adviser to each of the AIM V.I. Funds. AIM has acted as an investment adviser since its organization in 1976. Today AIM, together with its subsidiaries, advises or manages over 120 investment portfolios, including the Funds, encompassing a broad range of investment objectives. As the investment adviser, AIM receives compensation from the Funds for its services. The fees charged to each of these Funds are set forth in the summary of investment objectives below.

AIM V.I. INTERNATIONAL EQUITY FUND. This Fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. AIM receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

AIM V.I. VALUE FUND. This Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by AIM to be undervalued relative to AIM's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. AIM receives an advisory fee from the Fund at an annual rate of 0.65% of the first $250 million of the Fund's average daily net assets and 0.60% of the Fund's average daily net assets in excess of $250 million.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. ("Alliance Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of two of its Funds. Alliance Capital Management L.P. ("Alliance"), a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, New York 10105 serves as the investment adviser to each Fund of the Alliance Fund. Alliance Capital Management Corporation ("CMC"), the sole general partner of Alliance, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of AXA Financial, Inc., a holding company which is controlled by AXA, a French insurance holding company for an international group of insurance and related financial services companies. As the investment adviser, Alliance is paid fees by the Funds for its services. The fees charged to each Fund are set forth in the summary of investment objective below.

GROWTH AND INCOME PORTFOLIO. This Fund seeks reasonable current income and reasonable opportunity for appreciation through investing primarily in dividend-paying stocks of good quality. Alliance receives an advisory fee from the Fund at an annual rate of 0.63% of the average daily net assets of the Fund.

PREMIER GROWTH PORTFOLIO. This Fund seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income is incidental to the objective of capital growth. Alliance receives an advisory fee from the Fund at an annual rate of 1.00% of the Fund's average daily net assets.

MFS(R) Variable Insurance Trust (TM)

MFS(R) Variable Insurance Trust (TM) ("MFS Trust") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account two of its Funds.

Massachusetts Financial Services Company ("MFS"), a Delaware corporation, 500 Boylston Street, Boston, Massachusetts 02116, serves as the investment adviser to each Fund of MFS Trust. MFS is a subsidiary of Sun Life of Canada (U .S.) Financial Services Holdings, Inc., which, in turn, is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. As the investment adviser, MFS is paid fees by these Funds for its services. The fees charged to each Fund are set forth in the summary of investment objective below.

MFS EMERGING GROWTH SERIES. This Fund seeks long-term growth of capital. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities of emerging growth companies. These companies are companies that the Fund's adviser believes are either early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. MFS receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income. Under normal conditions, the Fund invests at least 65% of its total assets in common stock and related securities. Although the Fund may invest in companies of any size, it primarily invests in companies with larger market capitalizations and attractive valuations based on current and expected earnings or cash flow. MFS receives an advisory fee from the Fund at an annual rate of 0.75% of the average daily net assets of the Fund.

MERCURY HW VARIABLE TRUST

Mercury HW Variable Trust ("Mercury HW Trust"), a Massachusetts business trust, is registered with the Securities and Exchange Commission as an open-end management investment company. The Mercury HW Trust is intended to serve as the investment medium for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain insurance companies.

Mercury Advisers, 725 S. Figueroa Street, Suite 4000, Los Angeles, California 90017-5400, serves as the investment adviser to the International Value VIP Portfolio and generally administers the affairs of the Mercury HW Trust. Mercury Advisers is a division of MLIM. As the investment adviser, Mercury Advisers is paid fees by the Fund for its services. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

MERCURY HW INTERNATIONAL VALUE VIP PORTFOLIO. The Fund's investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. The Fund invests at least 65% of its total assets in stocks in at least ten foreign markets. In investing the Fund, Mercury Advisers follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus have a lower price than their true worth. Mercury Advisers receives from the Fund an advisory fee at an annual rate of 0.75% of the Fund's average daily net assets.

DAVIS VARIABLE ACCOUNT FUND, INC.

Davis Variable Account Fund, Inc. ("Davis Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Davis Value Portfolio. Davis Selected Advisers, LP ("Davis Advisers"), located at 2949 East Elvira Road, Tucson, Arizona 85706, is the investment adviser to the Davis Value Portfolio. Davis Selected Advisers-NY, Inc. ("Davis Advisers-NY"), located at 609 Fifth Avenue, New York, New York 10017 serves as the sub-adviser to the Davis Value Portfolio. Davis Advisers-NY is a wholly owned subsidiary of Davis Advisers. Davis Advisers pays the sub-advisory fee, not the Davis Value Portfolio. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

DAVIS VALUE PORTFOLIO. This Fund seeks to provide growth of capital. The Fund invests primarily in common stock of U .S. companies with market capitalizations of at least $5 billion. These companies are selected based on their potential for long-term growth, long-term return, and minimum risk. Davis Advisers receives an advisory fee at an annual rate of 0.75% of the average daily net assets of the Fund.

DELAWARE GROUP PREMIUM FUND

Delaware Group Premium Fund ("Delaware Fund") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Trend Series. Delaware Management Company, located at One Commerce Square, Philadelphia, Pennsylvania 19103, serves as the investment adviser to the Trend Series. Delaware Management Company is a series of Delaware Management Business Trust, which is an indirect, wholly owned subsidiary of Delaware Management Holdings, Inc. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

TREND SERIES. This Fund seeks long-term capital appreciation. The Fund invests primarily in stocks of small, growth-oriented companies that Fund management believes are responsive to changes within the marketplace and which management believes have fundamental characteristics to support continued growth. Delaware Management Company receives an advisory fee from the Fund at an annual rate of 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 million, and 0.60% on assets over $2.5 million of the average daily net assets of the Fund.

PIMCO VARIABLE INSURANCE TRUST

PIMCO Variable Insurance Trust ("PIMCO Trust") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers one of its Funds, the Total Return Bond Portfolio, to the Separate Account. Pacific Investment Management Company ("PIMCO"), located at 840 Newport Center Drive, Suite 300 Newport Beach, California 92660, serves as the investment adviser to the Total Return Bond Portfolio. PIMCO is a wholly owned subsidiary partnership of PIMCO Advisers, L.P. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

TOTAL RETURN BOND PORTFOLIO. This Fund seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates. PIMCO receives an advisory fee at an annual rate of 0.40% of the average daily net assets of the Fund.

SELIGMAN PORTFOLIOS, INC.

Seligman Portfolios, Inc. ("Seligman Portfolios") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account one of its Funds, the Small-Cap Value Portfolio. J. & W. Seligman & Co. Incorporated ("Seligman"), located at 100 Park Avenue, New York, New York 10017 serves as the investment manager to the Seligman Small-Cap Value Portfolio. The fees charged to the Fund for advisory services are set forth in the summary of investment objective below.

SELIGMAN SMALL-CAP VALUE PORTFOLIO. This Fund seeks long-term capital appreciation. Generally, the Fund invests at least 65% of its total assets in the common stocks of "value" companies with small market capitalization that the Fund manager believes have been undervalued, either historically, by the market, or by their peers. Seligman receives an advisory fee at an annual rate of 1.00% on the first $500 million, .90% on the next $500 million, and .80% thereafter of the average daily net assets of the Fund.

VAN KAMPEN LIFE INVESTMENT TRUST

Van Kampen Life Investment Trust ("Van Kampen Trust") is registered with the Securities and Exchange Commission as a diversified open-end management company. It currently offers the Separate Account one of its Funds, the Emerging Growth Portfolio. Van Kampen Asset Management Inc. ("Van Kampen Management") is the portfolio's investment adviser. Van Kampen Management is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, and is a wholly owned subsidiary of Van Kampen Investments, Inc. Van Kampen Funds Inc., the distributor of the Fund, is also a wholly owned subsidiary of Van Kampen Investments Inc. Van Kampen Investments, Inc. is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. As the investment adviser, Van Kampen Management is paid fees by the Fund for its services. The fees to the Fund are set forth in the summary of investment objective below.

EMERGING GROWTH PORTFOLIO. The investment objective of the Fund is to seek capital appreciation. Under normal market conditions, the Fund's investment adviser seeks to achieve the Fund's investment objective by investing at least 65% of the Fund's total assets in common stocks of emerging growth companies. Emerging growth companies are those companies in the early stages of their life cycles that the Fund's investment adviser believes have the potential to become major enterprises. Van Kampen Management receives an advisory fee from the Fund at an annual rate of 0.70% of the average daily net assets of the Fund.

THE OPERATION OF THE FUNDS

Purchases and Redemptions of Fund Shares; Reinvestment. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contracts. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Voting Rights. We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the Contract terminates. You may give voting instructions concerning:

       (1)    the election of a Fund's Board of Directors;

       (2)    ratification of a Fund's independent accountant;

       (3) approval of the investment advisory agreement for a Fund corresponding to one of your selected subaccounts;

       (4) any change in a fundamental investment policy of a Fund corresponding to one of your selected subaccounts; and

       (5)    any other matter requiring a vote of the Fund's shareholders.


Material Conflicts, Substitution of Investments and Changes to the Separate Account. It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Separate Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our Contract owners.

We may substitute a different investment option for any of the current Funds. We can do this for both existing investments and the investment of future premiums. However, before any such substitution, we would need the approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

Administrative Service Arrangements. The investment adviser of a Fund (or its affiliates) pays compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue, and may include 12b-1 fees. These percentages differ, and some advisers (or affiliates) may pay more than others.

                            FACTS ABOUT THE CONTRACT

WHO MAY BE COVERED

You may apply for a Contract for an insured between ages 20 and 80. We will consider issuing Contracts for insureds between age 80 and age 85 on an individual basis. The insured's issue age is his or her age as of the birthday nearest the contract date. Before we'll issue a Contract, the insured must meet our medical and other underwriting and insurability requirements.

We use two methods of underwriting:

       -      simplified underwriting, with no physical exam; and
       -      para-medical or medical underwriting with a physical exam.

The initial payment amount plus any planned periodic payments elected and the age and sex of the insured determine whether we'll do underwriting on a simplified or medical basis. The chart below shows the maximum initial payment plus any planned periodic premium payments that we'll underwrite on a simplified basis:

           Age                                                                               Maximum
           ---                                                                               -------
           20-30.......................................................................      $25,000
           31-40.......................................................................      $40,000
           41-50.......................................................................      $60,000
           51-60.......................................................................      $100,000
           61-65.......................................................................      $120,000
           66-70.......................................................................      $150,000
           71-75.......................................................................      $200,000
           76-80.......................................................................      $275,000

We assign insureds to underwriting classes in calculating cost of insurance. In assigning insureds to underwriting classes, we distinguish between those insureds underwritten on a simplified basis and those on a para-medical or medical basis. Under both the simplified and medical underwriting methods we may issue Contracts either in the standard or non-smoker underwriting class. We may also issue Contracts on insureds in a "substandard" underwriting class. Individuals in substandard classes have health or lifestyle factors less favorable than the average person. For a discussion of the effect of underwriting classification on cost of insurance, see "Cost of Insurance Charge".

INITIAL PAYMENT

Minimum. To purchase a Contract, you must complete an application and make a payment. We require the payment to put the Contract into effect. The minimum single payment for a Contract is $10,000. You may make additional premium payments. (See "Making Additional Payments".)

Coverage. Insurance coverage generally begins on the contract date. This is usually the next business day following receipt of the initial premium payment at our Service Center.

Initial Investment Allocation. Generally, during the first 14 days following the in force date, the initial premium payment will remain in the subaccount investing in the Merrill Lynch Domestic Money Market Fund. Afterward, we'll reallocate the account value to the subaccounts you've selected. You may invest in up to five of the subaccounts.

The Initial Face Amount. Your initial payment determines the face amount. At any time, the face amount is the amount which will provide a guarantee period to the insured's attained age 100. (See "Guarantee Period.")

Backdating. As provided for under state insurance law, you may backdate the Contract to preserve the insured's age. However, you can't backdate more than six months before the date the application was completed. We deduct charges for the backdated period on the processing date after the contract date.

RIGHT TO CANCEL ("FREE LOOK" PERIOD)

You may cancel your Contract during the "free look" period by returning it for a refund. Generally, the "free look" period ends 10 days after you receive the Contract. Some states allow a longer period of time to return the Contract. If required by your state, the "free look" period ends the later of 10 days after you receive the Contract and 45 days from the date you complete the application. To cancel the Contract during the "free look" period, you must mail or deliver the Contract to our Service Center or to the Financial Consultant who sold it. We will refund your premium payments without interest. We may require you to wait six months before applying for another contract.


MAKING ADDITIONAL PAYMENTS

You may make additional payments under a periodic plan. You may also make unplanned payments. We allocate additional premiums as of the date we receive and accept such payments.

Payments Under A Periodic Plan. You may elect a periodic plan at the time of the application. You must specify the amount and duration of the planned payments. Each planned payment (including the initial payment) must be at least $2,000 per contract year and the amount elected must be level. In any one year the maximum amount of the planned payments elected cannot exceed the initial payment amount. Currently, the duration of a plan, including the initial payment, cannot exceed five years.

The amount and duration of the payments elected, as well as other factors, such as the insured's age and sex, will affect whether we will underwrite on a simplified or medical basis. Once we approve the plan, any planned payment may be made without any additional evidence of insurability. We will generally accept any additional payment not requiring evidence of insurability as of the day we receive it.

All planned payments must be made not more than 30 days after the applicable contract anniversary. If the payment is not made in the required time, the periodic premium plan will be cancelled. Payments made after the periodic plan is cancelled will be considered to be unplanned payments-that is, additional premium payments that are not under a periodic plan (see "Payments Not Under A Periodic Plan").

You may elect to make planned payments, beginning on the first Contract anniversary, on an annual, semiannual or quarterly basis. You may also make payments on a monthly basis if you authorize us to deduct the payment from your checking account (pre-authorized checking) or to withdraw the payment from your Cash Management Account(R)*. If you have the CMA Insurance Service, planned payments under any of the above frequencies may be withdrawn automatically from your CMA account and transferred to your Contract. The withdrawals will continue under the plan specified until we are notified otherwise. For planned payments not made under pre-authorized checking or withdrawn from a CMA account, we will send you reminder notices.


--------------------------------------------------------------------------------
                              CMA ACCOUNT REPORTING

If you have a Merrill Lynch Cash Management Account(R), * you may elect to have your Contract linked electronically to that account. We call this the CMA Insurance Service. With this service, certain Contract information is included as part of your regular monthly CMA Statement. However, the Contract is not an asset held in your CMA. Your CMA Statement will list the account value allocation, death benefit, net surrender value, loan debt and any CMA activity affecting the Contract during the month.
--------------------------------------------------------------------------------

*Cash Management Account and CMA are registered trademarks of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

You may change the frequency, duration and the amount of planned payments by sending a written request to our Service Center. You may request one change in the amount, one change in the duration and one change in the frequency of payments each contract year. We will require satisfactory evidence of insurability before you increase the duration or the amount of planned payments.

Payments Not Under A Periodic Plan. After fourteen days following the in force date, you may make additional premium payments not under a periodic payment plan provided the attained age of the insured is not over 80. You may make additional payments one time each contract year. The minimum payment is $2,000 per contract year. You may make this unplanned payment whether or not you're making planned payments. You need to use an Application for Additional Payment.

We require satisfactory evidence of insurability before we accept an additional payment that is not under a periodic plan. Currently, we won't accept an additional payment that is not under a periodic plan where the evidence of insurability would put the insured in a different underwriting class with different guaranteed or higher current cost of insurance rates.

Unless you specify otherwise, if there is any loan debt, we will apply any unplanned payment made first as a loan repayment with any excess applied as an additional payment. (See "Loans".)

We invest an unplanned payment in the subaccount investing in the Domestic Money Market Fund on the business day after we receive it. Once we complete the underwriting and accept the payment, we credit the payment to your Contract and allocate the payment either according to your instructions or, if you don't give us instructions, proportionately to the account value in each of the Contract's subaccounts.

Effect on Account Value, Fixed Base, And Variable Insurance Amount. On the date we accept the additional premium payment, we increase the account value and fixed base by the amount of the payment. In addition, we increase the variable insurance amount by the amount of the payment multiplied by the applicable net single premium factor. This means the increase in the variable insurance amount will always be greater than the amount of the payment.

Effect on Guaranteed Benefits. As of the processing date on or next following a payment, we increase the Contract's face amount. We do this by taking the fixed base as of that processing date and determining what face amount that fixed base will now support for a guarantee period to the insured's attained age 100.

--------------------------------------------------------------------------------
EXAMPLE. The amount of the increase in face amount will depend on the amount of the additional payment and the contract year in which we receive and accept it. If you make additional payments of different amounts at the same time to equivalent Contracts, the Contract to which the larger payment is applied would have a proportionately larger increase in face amount. If you made additional payments of the same amounts in earlier and later years, those made in the later years would result in smaller increases to the face amount.

Example 1 shows the effect on face amount of a $2,000 additional payment received and accepted at the beginning of contract year two. Example 2 shows the effect of a $4,000 additional payment received and accepted at the beginning of contract year two. Example 3 shows the effect of a $2,000 additional payment received and accepted at the beginning of contract year five. All three examples assume that no other contract transactions have been made.

--------------------------------------------------------------------------------------------------------------------------------
                               Male Issue Age: 55
                  Initial Payment: $10,000 Face Amount: $22,443

                                                            EXAMPLE 1
--------------------------------------------------------------------------------------------------------------------------
                                                                        ADDITIONAL            CHANGE IN          NEW FACE
CONTRACT YEAR                                                             PAYMENT            FACE AMOUNT          AMOUNT
-------------                                                           -----------          -----------          ------
2.............................................................          $2,000               $4,357               $26,800

                                                            EXAMPLE 2
--------------------------------------------------------------------------------------------------------------------------
                                                                        ADDITIONAL            CHANGE IN          NEW FACE
CONTRACT YEAR                                                             PAYMENT            FACE AMOUNT          AMOUNT
-------------                                                           -----------          -----------          ------
2.............................................................          $4,000               $8,714               $31,157

                                                            EXAMPLE 3
--------------------------------------------------------------------------------------------------------------------------

                                                                        ADDITIONAL            CHANGE IN          NEW FACE
CONTRACT YEAR                                                             PAYMENT            FACE AMOUNT          AMOUNT
-------------                                                           -----------          -----------          ------
5.............................................................          $2,000               $3,996               $26,439

--------------------------------------------------------------------------------------------------------------------------------

ACCOUNT VALUE

A Contract's account value is the sum of the amounts invested in each of the subaccounts. On the contract date, the account value equals the initial premium payment. We adjust the account value daily to reflect the investment performance of the subaccounts you've selected. (See "Net Rate of Return for a Subaccount".) The investment performance reflects the deduction of Separate Account charges. (See "Charge to the Separate Account".)

Deductions for the expense charge, cost of insurance charge, net loan cost, surrender charge and partial withdrawals and loans, decrease the account value. (See "Charges Deducted from the Account Value", "Partial Withdrawals", and "Loans".) Any deductions for transaction charges, such as for transfers in excess of 12 in a single contract year, or for exchanging the Contract for a fixed life insurance contract or changing the insured, also decrease the account value. An asset-based credit, beginning after the tenth contract year, and loan repayments and additional payments, increase the account value.

You may elect from which subaccounts loans and partial withdrawals are taken and to which subaccounts repayments and additional payments are added. If you don't make an election, we will allocate increases and decreases proportionately to your account value in each of the subaccounts. (For special rules on allocation of additional payments which require evidence of insurability, see "Payments Not Under a Periodic Plan".)

CHARGES

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the contingent deferred sales load or CDSL may not fully cover all of the sales and distribution expenses we actually incur. We may use proceeds from other charges, including the asset-based risk charge and cost of insurance charges, in part to cover such expenses.

We deduct certain charges pro-rata from the account value on processing dates. (See "Charges Deducted from the Account Value".) We also deduct certain charges daily from the investment results of each subaccount in determining its net rate of return. (See "Charges to the Separate Account".) We also deduct certain transaction charges. (See "Transaction Charges".) The Funds also pay monthly advisory fees and other expenses. (See "Fund Expenses".)


CHARGES DEDUCTED FROM THE ACCOUNT VALUE

Expense Charge. We deduct an expense charge from account value on each processing date after the contract date. The quarterly charge is .1125% (.45% annually) of your contract value. This charge compensates us, in part, for the cost of any federal or state tax we pay in connection with the issuance of the Contract. The expense charge is accrued for daily between processing dates and deducted in arrears on each processing date through the tenth contract anniversary.

Cost Of Insurance Charge. We deduct a cost of insurance charge from account value on each processing date after the contract date. This charge compensates us for the cost of providing life insurance coverage on the insured. It is based on the insured's underwriting class, sex and attained age, and the Contract value. The cost of insurance charge is accrued for daily between processing dates and deducted in arrears on each processing date.

Current Cost of Insurance Charge. The current cost of insurance charge is an asset-based charge applied to contract value and based upon underwriting class, issue age and sex of the insured. To determine the cost of insurance charge, we multiply the current cost of insurance rate by the Contract value.

Current cost of insurance rates will not exceed the guaranteed maximum cost of insurance rates. Current cost of insurance rates distinguish between insureds in the simplified underwriting class and medical underwriting class. Current rates also distinguish between insureds in a smoker (standard) underwriting class and insureds in a non-smoker underwriting class. For Contracts issued on insureds under the same underwriting method, current cost of insurance rates are lower for non-smokers than for smokers. Also, current cost of insurance rates are lower for an insured in a medical underwriting class than for a similarly situated insured in a simplified underwriting class. The current cost of insurance rates for the simplfied underwriting class are higher because we perform less underwriting and therefore we incur more risk.

Any change in the current cost of insurance rates will apply to all insureds of the same age, sex and underwriting class whose Contracts have been in force for the same length of time.

Guaranteed Maximum Cost of Insurance Charge. We guarantee that the cost of insurance charges will never exceed the applicable guaranteed maximum rates shown in the Contract multiplied by the net amount at risk. The guaranteed maximum rates for Contracts (except those issued on a substandard basis) do not exceed the rates based on the 1980 Commissioners Standard Ordinary Mortality Table (1980 CSO Table). We may use rates that are equal to or less than these rates, but never greater. The maximum rates for Contracts issued on a substandard basis are based on a multiple of the 1980 CSO Table.

If a contract is surrendered on a date that is not a processing date, we deduct a pro-rata portion of the cost of insurance charge for the period between processing dates to determine the amount payable upon surrender.

Net Loan Cost.  The net loan cost is explained under "Loans."


CHARGES TO THE SEPARATE ACCOUNT

Asset-Based Charge. Each day we deduct an asset-based charge from each subaccount. We deduct this charge daily at a rate of
 .003699% (1.35% annually). This charge is intended to compensate us for:

    - the risk we assume that insureds as a group will live for a shorter time than actuarial tables predict. As a result, we would be paying more in death benefits than planned; and
    - the risk we assume that it will cost us more to issue and administer the Contracts than expected.
    - the risk we assume for potentially unfavorable investment results. One risk is that the current asset-based cost of insurance charge will not be sufficient to cover the expense of the insurance benefits being provided. Another risk is that we may have to limit the deduction for the cost of insurance charge (see "Guaranteed Maximum Cost of Insurance Charge" above).

If the asset-based charge is not enough to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds actual expenses, we will add the excess to our profit and we may use it to finance distribution expenses. We cannot increase the total charge.

TRANSACTION CHARGES

Surrender Charges. We deduct certain charges upon withdrawal or surrender under the Contract. The surrender charge consists of a contingent deferred sales load and an unamortized expense charge. The surrender charge is a percentage of each premium withdrawn or surrendered during the first 10 years following payment of the premium, and is deducted from your account value. It decreases over time, as shown below.

For purposes of deducting the surrender charge, gain is never subject to the charge. "Gain" is equal to the contract value less premiums remaining in the Contract. To calculate the surrender value, we determine the amount of any surrender charge payable by assuming gain is withdrawn first, followed by premiums on a first-in, first-out basis.

To determine the amount of any surrender charge applicable to a partial withdrawal and premiums remaining in the Contract, unloaned gain is assumed to be withdrawn first. For this purpose, "unloaned gain" is equal to the contract value less the premiums remaining in the Contract, less loan interest credited to the loan collateral account that has not been repaid.

COMPLETED YEARS
---------------
SINCE PREMIUM PAYMENT      1      2      3      4      5      6      7      8      9     10     11+
---------------------------------------------------------------------------------------------------

CDSL %                     6      5      5      4      4      3      3      2      2      1      0
---------------------------------------------------------------------------------------------------


Unamortized Expense
Charge %                   4     3.6    3.2    2.8    2.4    2.0    1.6    1.2    0.8    0.4     0
---------------------------------------------------------------------------------------------------


TOTAL SURRENDER CHARGE %   10    8.6    8.2    6.8    6.4    5.0    4.6    3.2    2.8    1.4     0
---------------------------------------------------------------------------------------------------


Transfer Charges. We reserve the right to charge $25 for each transfer of account value in excess of 12 transfers in a contract year.

FUND EXPENSES

In calculating its net asset value, each of the Funds deducts advisory fees and operating expenses from its assets. Information about those fees and expenses can be found in the prospectus and Statement of Additional Information for each Fund.

Credits to the Account Value. Starting at the end of the first processing period of the 11th contract year, we add an asset-based credit to the account value. The quarterly credit is .1125% (.45% annually) of account value, credited on each processing date. This credit effectively reduces the annual asset-based charge (see "Separate Account Charge").

GUARANTEE PERIOD

During the Guarantee Period, we cannot terminate the Contract regardless of investment results unless loan debt exceeds the surrender value. The guarantee period extends to the insured's attained age 100. The guarantee period will not change as a result of additional premium payments, or partial withdrawals. We hold a reserve in our general account to support this guarantee. After the guarantee period, the Contract will remain in effect as long as the net surrender value is sufficient to cover all charges due.

Cancellation Due to Excess Loan Debt. We may cancel the Contract during the Guarantee Period if the loan debt exceeds the surrender value on a processing date. We will notify you before canceling the Contract. You will then have 61 days to repay a portion of loan debt. If we haven't received the required payment by the end of the 61-day period, we'll cancel the Contract.

SURRENDER VALUE

We don't guarantee any minimum surrender value. On the contract anniversary the net surrender value equals:

    -  the Contract's account value on that date;
    -  minus any applicable surrender charge.

On any other processing date, the net surrender value equals the above, less a pro-rata portion of net loan cost which would otherwise be deducted on the next contract anniversary.

If the date of calculation is not a processing date, we also subtract a pro-rata portion of the cost of insurance charges, expense charges and net loan cost which would otherwise be deducted on the next processing date.

Canceling To Receive Net Surrender Value. A contract owner may cancel the Contract at any time while the insured is living and receive the net surrender value in a lump sum or under an income option. The net surrender value is equal to the contract value less any applicable surrender charge. The contract value equals the account value plus loan debt, minus any accrued charges.

You must make the request in writing in a form satisfactory to us. All rights to death benefits will end on the date you send the written request to us. The effective date of the cancellation is the valuation date our Service Center receives a cancellation request. Canceling the Contract may have tax consequences. (See "Tax Considerations".)

PARTIAL WITHDRAWALS

You may make partial withdrawals after the first contract year of up to the withdrawal value by submitting a request in a form satisfactory to us. The withdrawal value is determined by multiplying the net surrender value by 80%.

The minimum amount for each partial withdrawal is $1,000. The amount of any partial withdrawal may not exceed the loan value less any loan debt. The effective date of the withdrawal is the valuation date our Service Center receives a withdrawal request. You may make one partial withdrawal each contract year. A partial withdrawal may not be repaid.

Effect On Account Value, Fixed Base, And Variable Insurance Amount. As of the effective date of the withdrawal, we reduce the account value and fixed base by the amount of the partial withdrawal. Unless you tell us differently, we allocate this reduction proportionately to the account value in each of your subaccounts. In addition, we reduce the variable insurance amount by the amount of the withdrawal multiplied by the appropriate net single premium factor. This means the reduction in the variable insurance amount prior to insured's attained age 100 will always be greater than the amount of the withdrawal.

Effect On Guaranteed Benefits. As of the processing date on or next following a partial withdrawal, we reduce the Contract's face amount. We do this by multiplying the appropriate net single premium factor times the amount of the withdrawal. If this produces a face amount below the minimum face amount for the Contract, we will limit the partial withdrawal to prevent a decrease below the minimum. The minimum face amount for a Contract is the greater of the minimum face amount for which we would then issue the Contract, based on the insured's sex, attained age, and underwriting class, and the minimum amount required to keep the Contract qualified as life insurance under applicable tax law.


--------------------------------------------------------------------------------
EXAMPLE. The amount of the decrease in the face amount depends on the amount of the partial withdrawal and the contract year in which the withdrawal is made. If made at the same time to equivalent Contracts, a larger withdrawal would result in a greater reduction in the face amount than a smaller withdrawal. A partial withdrawal made in a later contract year would result in a smaller decrease in the face amount than if the same amount was withdrawn in an earlier year.

Examples 1 and 2 show the effect on the face amount of partial withdrawals for $1,000 and $2,000 taken at the beginning of contract year three. Example 3 shows the effect on the face amount of a $2,000 partial withdrawal taken at the beginning of contract year eight. All three examples assume no other contract transactions have been made.

                               Male Issue Age: 55
                  Initial Payment: $10,000 Face Amount: $22,443

                                    EXAMPLE 1
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                         PARTIAL
CONTRACT YEAR                                                           WITHDRAWAL           FACE AMOUNT
-------------                                                           ----------           -----------
3.............................................................          $1,000               $20,327

                                                             EXAMPLE 2
-----------------------------------------------------------------------------------------------------------
                                                                         PARTIAL
CONTRACT YEAR                                                           WITHDRAWAL           FACE AMOUNT
-------------                                                           ----------           -----------
3.............................................................          $2,000               $18,212

                                                             EXAMPLE 3
-----------------------------------------------------------------------------------------------------------
                                                                         PARTIAL
CONTRACT YEAR                                                           WITHDRAWAL           FACE AMOUNT
-------------                                                           ----------           -----------
8.............................................................          $2,000               $18,764

------------------------------------------------------------------------------------------------------------------

Partial withdrawals are treated as distributions under the Contract for federal tax purposes and may also be subject to a 10% penalty tax. (See "Tax Considerations".)

LOANS

You may use the Contract as collateral to borrow funds from us. The minimum loan is $1,000 unless you are borrowing to make a payment on another of our variable life insurance contracts. In that case, you may borrow the exact amount required even if it's less than $1,000. You may repay all or part of the loan debt any time during the insured's lifetime. Each repayment must be for at least $1,000 or the amount of the loan debt, if less. Certain states won't permit a minimum amount that can be borrowed or repaid.

Loans taken from modified endowment contracts are generally treated as distributions under the Contract for federal tax purposes and may also be subject to a 10% penalty tax. (See "Tax Considerations".)

When you take a loan, we transfer from your account value the amount of the loan and hold it as collateral in our general account. When a loan repayment is made, we transfer the amount of the repayment from the general account to the subaccounts. You may select the subaccounts you want to borrow from, and the subaccounts you want to repay (including interest payments). If you don't specify, we'll take the borrowed amounts proportionately from and make repayments proportionately to your account value as then allocated to each of the subaccounts.

If you have the CMA Insurance Service, you can transfer loan proceeds and loan repayments to and from your CMA account.

Effect On Death Benefit And Surrender Value. Whether or not you repay a loan, taking a loan will have a permanent effect on a Contract's surrender value and may have a permanent effect on its death benefit. This is because the collateral for a loan does not participate in the performance of the subaccounts while the loan is outstanding. If the amount credited to the collateral is more than what is earned in the subaccounts, the surrender value will be higher as a result of the loan, as may be the death benefit. Conversely, if the amount credited is less, the surrender value will be lower, as may be the death benefit. In that case, the lower surrender value may cause the Contract to lapse sooner than if no loan had been taken.

Loan Value. The loan value of a Contract equals 90% of its surrender value. The sum of all outstanding loans plus loan interest capitalized plus accrued interest is called loan debt. The maximum amount that can be borrowed at any time is the difference between the loan value and the loan debt. The surrender value is the net surrender value plus any loan debt.

Interest. While loan debt remains unpaid, we charge interest at a maximum of 6.00% annually (currently, 5%). Interest accrues each day and payments are due at the end of each contract year. IF YOU DON'T PAY THE INTEREST WHEN DUE, IT IS TREATED AS A NEW LOAN AND WE ADD IT TO THE UNPAID LOAN AMOUNT. SINCE THIS IS GENERALLY A MODIFIED ENDOWMENT CONTRACT, THE UNPAID INTEREST ADDED TO THE UNPAID LOAN AMOUNT IS TREATED AS A DISTRIBUTION AND TAXED ACCORDINGLY.

The amount held in our general account as collateral for a loan earns interest at a rate of 4% annually.

Net Loan Cost. On each contract anniversary we reduce the account value by the net loan cost (the difference between the loan interest charged and the earnings on the amount held as collateral in the general account) and add that amount to the amount held in the general account as collateral for the loan. Since the interest charged is a maximum of 6% (currently 5%) and the collateral earnings on such amounts are 4%, the maximum net loan cost on loaned amounts is 2%. The current net loan cost is 1%. We take the net loan cost into account in determining the net surrender value of the Contract if the date of surrender is not a contract anniversary.

Cancellation Due To Excess Debt. If the loan debt exceeds the surrender value on a processing date, INCLUDING A PROCESSING DATE DURING THE GUARANTEE PERIOD, we will cancel the Contract 61 days after we mail a notice of intent to terminate the Contract to you unless we have received at least the minimum repayment amount specified in the notice.

DEATH BENEFIT PROCEEDS

We will pay the death benefit proceeds to the beneficiary when we receive all information needed to process the payment, including due proof of the insured's death. When we first receive reliable notification of the insured's death from a representative of the owner or the insured, we may transfer the account value to the subaccount investing in the Domestic Money Market Fund, pending payment of death benefit proceeds.

Amount Of Death Benefit Proceeds. Prior to the insured's attained age 100, the death benefit proceeds are the larger of the guaranteed minimum death benefit and the variable insurance amount, less any loan debt. After the insured's attained age 100, the death benefit proceeds are the contract value, less any loan debt.

The values used in calculating the death benefit proceeds are as of the date of death. If the insured dies during the 61-day period after we mail notice of our intent to terminate (see "Cancellation Due To Excess Debt"), the death benefit proceeds equal the death benefit proceeds in effect immediately before the 61-day period minus any overdue charges.

The Guaranteed Minimum Death Benefit. The guaranteed minimum death benefit is equal to the face amount. The guaranteed minimum death benefit will increase as a result of an additional premium payment, or it will decrease as a result of a partial withdrawal. It is not affected by investment results or the allocation of the account value among the subaccounts.

Variable Insurance Amount. We determine the variable insurance amount daily by multiplying the contract value by the appropriate net single premium factor.


--------------------------------------------------------------------------------
                            NET SINGLE PREMIUM FACTOR

For the variable insurance amount, we use the net single premium factor to determine the amount of death benefit purchased by $1.00 of contract value. The net single premium factor is based on the insured's sex, attained age, and underwriting class on the date of calculation. It decreases daily as the insured's age increases. As a result, the variable insurance amount as a multiple of the contract value will decrease over time. Also, net single premium factors may be higher for a woman than for a man of the same age. Your contract contains a table of net single premium factors as of each anniversary. The net single premium factor at attained age 100 and after is equal to 1.0.



                Table Of Illustrative Net Single Premium Factors
                                On Anniversaries
                          Non-Smoker Underwriting Class


           ATTAINED AGE                                                                                MALE
           ------------                                                                                ----
           35...................................................................................       4.29039
           45...................................................................................       3.07406
           55...................................................................................       2.24426
           65...................................................................................       1.70152
           75...................................................................................       1.36814
          100+..................................................................................       1.00000
-----------------------------------------------------------------------------------------------------------------

PAYMENT OF DEATH BENEFIT PROCEEDS

We will generally pay the death benefit proceeds to the beneficiary within seven days after our Service Center receives all the information needed to process the payment. We may delay payment, however, if we are contesting the Contract or under the circumstances described in "Using the Contract" and "Other Contract Provisions".

We will add interest from the date of the insured's death to the date of payment at an annual rate of at least 4%. The beneficiary may elect to receive the proceeds either in a single payment or under one or more income options described below.


OWNER'S RIGHT TO TRANSFER ACCOUNT VALUE

You may transfer all or part of the account value among the subaccounts. To make a transfer, you must provide us with satisfactory notice at our Service Center. The transfer takes effect when we receive the notice. The following features apply to transfers under this Contract:
    - The minimum amount that may be transferred from any subaccount in any transaction is $100 or the remaining balance, if less.
    - You select the subaccount to which to allocate a transfer. The maximum number of subaccounts in which you may have account value at any one time is five.
    - There is a maximum of 12 transfers allowed without charge each contract year.
    - We may deduct a $25 charge for the 13th and each additional transfer in a contract year.
    - For purposes of assessing the transfer charge, we consider all telephone and/or written requests processed on the same day to be one transfer, regardless of the number of subaccounts affected by the transfer(s).
    -  We deduct the transfer charge from the amount being transferred.
    - Transfers due to dollar cost averaging, loans, or the initial reallocation of account value from the Domestic Money Market subaccount do not count as transfers for purposes of assessing this charge.


An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the Fund in which a subaccount invests. If, in our sole opinion, a pattern of an excessive number of transfers develops for a Contract, we reserve the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares or units of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

DOLLAR COST AVERAGING

What Is It? The Contract offers an optional transfer feature called Dollar Cost Averaging ("DCA"). This feature allows you to make automatic monthly transfers from the subaccount investing in the Domestic Money Market Fund to up to four other subaccounts, depending on your current allocation of account value. The DCA program will terminate and no transfers will be made if transfers under DCA would cause you to be invested in more than five subaccounts.

The DCA feature is intended to reduce the effect of short-term price fluctuations on investment cost. Since the same dollar amount is transferred to selected subaccounts each month, more units of a subaccount are purchased when their value is low and fewer units are purchased when their value is high. Therefore, over the long term a DCA program may let you buy units at a lower average cost. However, a DCA program does not assure a profit or protect against a loss in declining markets.

You can choose the DCA feature any time. Once you start using it, you must continue it for at least three months. You can select a duration in months for the DCA program. If you do not choose a duration we will make reallocations at monthly intervals until the balance in the subaccount investing in the Domestic Money Market Fund is zero. While the DCA program is in place any amount in the Domestic Money Market Subaccount is available for transfer.

Minimum Amounts. To elect DCA, you need to have a minimum amount in the Domestic Money Market Subaccount. We determine the amount required by multiplying the specified length of your DCA program in months by your specified monthly transfer amount. If you do not select a duration we determine the minimum amount required by multiplying your monthly transfer amount by 3 months. You must specify at least $100 for transfer each month. Allocations may be made in specific whole dollar amounts or in whole-number percentage increments of at least 1%. We reserve the right to change these minimums.

Should the amount in your Domestic Money Market Subaccount be less than the selected monthly transfer amount, we'll notify you that you need to put more money in the Domestic Money Market Subaccount to continue DCA. If you do not specify a duration or the specified duration has not been reached and the amount in the Domestic Money Market Subaccount is less than the monthly transfer amount, the entire amount will be transferred. Transfers are made based on your DCA allocation instructions or pro-rata based on your specified transfer amounts.

When Do We Make DCA Transfers? We'll make the first DCA transfer on the first monthly anniversary date after the later of the date our Service Center receives your election or fourteen days after the in force date. We'll make additional DCA transfers on each subsequent monthly anniversary. We don't charge for DCA transfers. These transfers are in addition to other transfers permitted under the Contract.

RIGHT TO EXCHANGE CONTRACT

Within 18 months of the issue date you may exchange your Contract for a contract with benefits that do not vary with the investment results of a separate account. Your request must be in writing. Also, you must return the original Contract to our Service Center.

The new contract will have the same owner and beneficiary as those of the original Contract on the date of the exchange. It will also have the same issue age, issue date, face amount, surrender value, benefit riders and underwriting class as the original Contract on the date of the exchange. Any loan debt will be carried over to the new contract.

We won't require evidence of insurability to exchange for a new "fixed" contract. We reserve the right to impose a charge of $500 if you elect this right to exchange.

CHOOSING AN INCOME OPTION

We offer several income options to provide for payment of the death benefit proceeds to the beneficiary. Payments under these options do not depend on the investment results of a separate account. You may choose one or more income options at any time during the insured's lifetime.

If you haven't selected an option when the insured dies, the beneficiary has one year to apply the death benefit proceeds either paid or payable to one or more of the options. In addition, if you cancel the Contract for its net surrender value, you may also choose one or more income options for payment of the proceeds.

We need to approve any option where:
    - the person named to receive payment ("payee") is other than you or the beneficiary;
    -  the payee is not a natural person, such as a corporation; or
    -  any income payment would be less than $100.

Income options include:

    - Income For A Fixed Period. We make payments in equal installments for up to a fixed number of years.

    - Income For Life. We make payments in equal monthly installments until the death of a named person or the end of a designated period, whichever is later. The designated period may be for 10 or 20 years. Other designated periods and payment schedules may be available on request.

    - Interest Payment. You can leave amounts with us to earn interest at an annual rate of at least 3%. Interest payments can be made annually, semi-annually, quarterly or monthly.

    - Income Of A Fixed Amount. We make payments in equal installments until proceeds applied under this option and interest on the unpaid balance at not less than 3% per year are exhausted.

    - Joint Life Income. We make payments in monthly installments as long as at least one of two named persons is living. Other payment schedules may be available on request. While both are living, full payments are made. If one dies, payments of at least two-thirds of the full amount are made. Payments end completely when both named persons die.

    - Immediate Annuity. You can use amounts to purchase any single premium immediate annuity we offer.

REPORTS TO CONTRACT OWNERS

At the end of each processing period, we will send you a statement showing the allocation of your account value, death benefit, surrender value, and any loan debt and, if there has been a change, the new face amount. All figures will be as of the end of the immediately preceding processing period. The statement will show the amounts deducted from or added to the account value during the processing period. The statement will also include any other information that may be currently required by your state.

You will receive confirmation of all financial transactions. These confirmations will show the price per unit of each of your subaccounts, the number of units you have in the subaccount and the value of the subaccount computed by multiplying the quantity of units by the price per unit. (See "Net Rate of Return for a Subaccount".)

We will also send you an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds, as required by the 1940 Act.


                             MORE ABOUT THE CONTRACT

USING THE CONTRACT

Ownership. The contract owner is the insured, unless someone other than the insured has been named as the owner in the application. The contract owner has all rights and options described in the Contract.

If you are not the insured, you may want to name a contingent owner. If you die before the insured, the contingent owner will own your interest in the Contract and have all your rights. If you don't name a contingent owner and you die before the insured, your estate will then own your interest in the Contract.

If there is more than one contract owner, we will treat the owners as joint tenants with rights of survivorship unless the ownership designation provides otherwise. We may require completion of additional forms. The owners must exercise their rights and options jointly, except that any one of the owners may transfer the Contract's account value by phone if the owner provides the personal identification number as well as the Contract number. One contract owner must be designated, in writing, to receive all notices, correspondence and tax reporting to which contract owners are entitled under the Contract.

Changing The Owner. During the insured's lifetime, you have the right to transfer ownership of the Contract. However, if you've named an irrevocable beneficiary, that person will need to consent. The new owner will have all rights and options described in the Contract. The change will be effective as of the date the notice is signed, but will not affect any payment we've made or action we've taken before our Service Center receives the notice of the change. Changing the owner may have tax consequences.

Assigning The Contract As Collateral. You may assign the Contract as collateral security for a loan or other obligation. This does not change the ownership. However, your rights and any beneficiary's rights are subject to the terms of the assignment. You must give satisfactory written notice at our Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

A collateral assignment will generally be treated as a taxable distribution and may also be subject to a 10% penalty tax.

Naming Beneficiaries. We will pay the primary beneficiary the death benefit proceeds of the Contract on the insured's death. If the primary beneficiary has died before the insured, we will pay the contingent beneficiary. If no contingent beneficiary is living, we will pay the insured's estate.

You may name more than one person as primary or contingent beneficiaries. We will pay proceeds in equal shares to the surviving beneficiaries unless the beneficiary designation provides differently.

You have the right to change beneficiaries during the insured's lifetime. However, if your primary beneficiary designation is irrevocable, the primary beneficiary must consent when certain contract rights and options are exercised. If you change the beneficiary, the change will take effect as of the date the notice is signed, but will not affect any payment we've made or action we've taken before our Service Center receives notice of the change.

Changing The Insured. Subject to certain requirements, you may request a change of insured once each contract year. We must receive a written request signed by you and the proposed new insured. Neither the original nor the new insured can have attained ages as of the effective date of the change that are less than the minimum nor more than the maximum ages for which we would then issue this Contract. The new insured must have been alive at the time the Contract was issued. We will also require evidence of insurability for the proposed new insured. The proposed new insured must qualify for a standard or better underwriting classification. Outstanding loan debt must first be repaid and the Contract cannot be under a collateral assignment. If we approve the request for change, insurance coverage on the new insured will take effect on the processing date on or next following the date of approval, provided the new insured is still living at that time and the Contract is still in effect.

We will change the Contract as follows on the effective date:

    - the issue age will be the new insured's issue age (the new insured's age as of the birthday nearest the contract date);
    - the guaranteed maximum cost of insurance rates will be those in effect on the contract date for the new insured's issue age, sex and underwriting class;
    - a change of insured charge (maximum of $500) will be deducted from the account value;
    - the face amount will be recalculated based on the issue age, sex, and underwriting class of the new insured;
    -  the variable insurance amount will reflect the change of insured; and
    -  the Contract's issue date will be the effective date of the change.

Changing the insured will generally be treated as a taxable transaction.

Effect on Guaranteed Benefits. The face amount is recalculated as of effective date of change based on additional premium payments and partial withdrawals since the Contract Date.

When We Make Payments. We generally pay death benefit proceeds, partial withdrawals, loans and the net surrender value within seven days after our Service Center receives all the information needed to process the payment. However, we may delay payment if it isn't practical for us to value or dispose of Fund shares because:

    - the New York Stock Exchange is closed, other than for a customary weekend or holiday; or
    - trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission; or
    - the Securities and Exchange Commission declares that an emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to determine the value of their assets; or
    - the Securities and Exchange Commission by order so permits for the protection of contract owners.

SOME ADMINISTRATIVE PROCEDURES

We reserve the right to modify or eliminate the procedures described below. For administrative and tax purposes, we may from time to time require that specific forms be completed for certain transactions. These include transfers, loans and partial withdrawals.

Personal Identification Number. We will send you a four-digit personal identification number ("PIN") within 14 days after the In Force Date. You must give this number when you call the Service Center to get information about the Contract or, if all required authorization forms are on file, to make a transfer, loan, partial withdrawal, or to make other requests.

Transferring Account Value. You can transfer your account value either in writing or by telephone. If you request the transfer by telephone, you must give your Contract number, name, and PIN. We will give a confirmation number over the telephone and then follow up in writing.

Requesting A Loan. You may request a loan in writing or by telephone. If you request the loan by telephone, you must give your Contract number, name and PIN, and tell us the loan amount and the subaccounts from which the loan should be taken.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will generally wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds may be transferred directly to that CMA account.

Requesting Partial Withdrawals. You may request partial withdrawals in writing or by telephone. If you request the withdrawal by telephone, you must give your Contract number, name and PIN, and tell us how much to withdraw and from which subaccounts.

Upon request, we will wire the funds to the account at the financial institution named on your authorization. We will usually wire the funds within two working days of receipt of the request. If you have the CMA Insurance Service, funds can be transferred directly to that CMA account.

Telephone Requests. Once our Service Center receives your authorization, you can call the Service Center to make a transfer, loan or partial withdrawal. A telephone request for a loan, partial withdrawal or a transfer received before 4 p.m. (ET) will generally be processed the same day. A request received at or after 4 p.m. (ET) will be processed the following business day. We reserve the right to change procedures or discontinue the ability to make telephone transfers.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, but are not limited to, possible recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for following telephone instructions that we reasonably believe to be genuine.

OTHER CONTRACT PROVISIONS

In Case Of Errors In The Application. If an age or sex stated in the application is wrong, it could mean that the face amount or any other Contract benefit is wrong. We will pay the correct benefits for the true age and sex.

Incontestability. We will rely on statements made in the applications. We can contest the validity of a Contract if any material misstatements are made in the application. In addition, we can contest any amount of death benefit attributable to an additional payment if any material misstatements are made in the application required with the additional payment. Subject to state regulation, we won't contest the validity of a Contract after it has been in effect during the insured's lifetime for two years from the date of issue. Nor will we contest any amount of death benefit attributable to an additional payment after the death benefit has been in effect during the insured's lifetime for two years from the date the payment was received and accepted.

Changes in Contract Cost Factors. Any changes in contract cost factors (current cost of insurance rates and loan charges) that we have reserved the right to make will be by class and based upon changes in future expectations for such elements as mortality, persistency, expenses and taxes. The contract cost factors are determined prospectively. We will not recoup prior losses by means of contract cost factor changes. We will determine any change in contract cost factors in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which we deliver this Contract.

Payment In Case Of Suicide. Subject to state regulation, if the insured commits suicide within two years from the Contract's issue date, we will pay only a limited death benefit. The benefit will be equal to the amount of the payments made less withdrawals and loan debt.

If the insured commits suicide within two years of any date an additional payment is received and accepted, any amount of death benefit attributable to the additional payment will be limited to the amount of the payment less withdrawals and loan debt attributable to the additional payment.

Contract Changes--Applicable Federal Tax Law. To receive the tax treatment accorded to life insurance under federal income tax law, the Contract must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. To maintain this qualification to the maximum extent of the law, we reserve the right to return any additional payments that would cause the Contract to fail to qualify as life insurance under applicable federal tax law as we may interpret it. Further, we reserve the right to make changes in the Contract or its riders or to make distributions from the Contract to the extent necessary to continue to qualify the Contract as life insurance. Any changes will apply uniformly to all Contracts that are affected and you will be given advance written notice of such changes.

State Variations. Certain Contract features, including the "free look" right, are subject to state variation. You should read your Contract carefully to determine whether any variations apply in the state in which the Contract is issued.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce or eliminate surrender charges, asset-based charges, expense charges, and the minimum payment, and may modify cost of insurance rates and underwriting classifications and requirements.

Group arrangements include those in which a trustee or an employer, for example, purchases Contracts covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell Contracts to its employees on an individual basis.

Costs for sales, administration, and mortality generally vary with the size and stability of the group and the reasons the Contracts are purchased, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy Contracts or that have been in existence less than six months will not qualify for reduced charges.

We make any reductions according to rules in effect when an application for a Contract or additional payment is approved. We may change these rules from time to time. However, reductions in charges will not discriminate unfairly against any person.

UNISEX LEGAL CONSIDERATIONS

In 1983 the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.

The Contracts offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Contract pays different benefits to men and women of the same age. Employers and employee organizations should check with their legal advisers before purchasing these Contracts.

Some states prohibit the use of actuarial tables that distinguish between men and women in determining payments and contract benefits for contracts issued on the lives of their residents. Therefore, Contracts offered in this Prospectus to insure residents of these states will have unisex payments and benefits which are based on actuarial tables that do not differentiate on the basis of sex. You should disregard references made in this prospectus to such sex-based distinctions.


SELLING THE CONTRACTS

Role Of Merrill Lynch, Pierce, Fenner & Smith, Incorporated. MLPF&S is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). The principal business address of MLPF&S is World Financial Center, 250 Vesey Street, New York, New York 10080. MLPF&S also acts as principal underwriter of other variable life insurance and variable annuity contracts we issue, as well as variable life insurance and variable annuity contracts issued by ML Life Insurance Company of New York, an affiliate of ours. MLPF&S also acts as principal underwriter of certain mutual funds managed by Merrill Lynch Investment Managers, the investment adviser for the Variable Series Funds.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Consultants.

Role Of Merrill Lynch Life Agencies. Contracts are sold by registered representatives of MLPF&S who are also licensed through various Merrill Lynch Life Agencies as insurance agents for us. We have entered into a distribution agreement with MLPF&S and companion sales agreements with the Merrill Lynch Life Agencies through which the Contracts and other variable life insurance contracts issued through the Separate Account are sold and the registered representatives are compensated by Merrill Lynch Life Agencies and/or MLPF&S. The amounts paid under the distribution and sales agreements for the Separate Account for the year ended December 31, 1999, December 31, 1998, and December 31, 1997 were $23,810,374, $22,517,219, and $15,107,535, respectively.

Commissions. The maximum commission we will pay to Financial Consultants ("FCs") is ___% of each premium. Additional annual compensation of no more than ____% of the account value may also be paid to your FC. FCs may elect to receive a lower commission as a percent of each premium in exchange for higher compensation as a percent of the account value. In such a case, the maximum additional annual compensation is _____% of the account value. Commissions may be paid in the form of non-cash compensation, subject to applicable regulatory requirements.

The maximum commission we will pay to the applicable insurance agency to be used to pay commissions to the FCs is ____% of each premium, and up to ____% of the account value.


TAX CONSIDERATIONS

Introduction. The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisers should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

Tax Status Of The Contract. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Contract must satisfy certain requirements which are set forth in the IRC. Although guidance as to how these requirements are to be applied is limited, we believe that a Contract should satisfy the applicable requirements. However, there is less guidance with respect to Contracts issued on a substandard basis (i.e., a premium class involving a higher than standard mortality risk). If it is subsequently determined that a Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and reserve the right to restrict Contract transactions in order to do so.

Diversification Requirements. IRC section 817(h) and the regulations under it provide that separate account investments underlying a Contract must be "adequately diversified" for it to qualify as a life insurance contract under IRC section 7702. The Separate Account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

In certain circumstances, owners of variable life contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contract such as the flexibility of an owner to allocate premium payments and transfer account value have not been explicitly addressed in published IRS rulings. While we believe that the Contracts do not give owners investment control over variable account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the variable account assets supporting the Contract.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment Of Contract Benefits In General. We believe that the death benefit under a Contract should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each owner or beneficiary. A tax adviser should be consulted on these consequences.

Generally, the owner will not be deemed to be in constructive receipt of the contract value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by (e.g., by assignment), a Contract, the tax consequences depend on whether the Contract is classified as a "Modified Endowment Contract." If a loan is outstanding when a Contract is cancelled or lapses or when benefits are paid under such a Contract at maturity, the amount of the indebtedness will be added to any amount distributed and taxed accordingly.

"Modified Endowment Contract". Under the IRC, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. In most cases the Contract will be classified as a Modified Endowment Contract. Any Contract issued in exchange for a Modified Endowment Contract will be a Modified Endowment Contract. A Contract issued in exchange for a life insurance contract that is not a Modified Endowment Contract will generally not be treated as a Modified Endowment Contract. The payment of additional premiums at the time of or after the exchange or certain changes to the Contract after it is issued may, however, cause the Contract to become a Modified Endowment Contract. A prospective owner should consult a tax adviser before effecting an exchange.

Distributions Other Than Death Benefits From Modified Endowment Contracts. Contracts classified as Modified Endowment Contracts are subject to the following tax rules:

       (1) All pre-death distributions, (including partial withdrawals, loans, collateral assignments, capitalized interest or complete surrender) will be treated as ordinary income on an income first basis up to the amount of any income in the Contract (generally the contract value less the owner's investment in the Contract) immediately before the distribution.

       (2) A 10 percent additional income tax is also imposed on the amount included in income except where the distribution (including loans, capitalized interest, assignments, partial withdrawals or complete surrender) is made when the owner has attained age 59 1/2 or becomes disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary.

If a contract that is not originally issued as a modified endowment contract but subsequently becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from the Contract within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Contract that is not a modified endowment contract at the time of such distribution could later become taxable as a distribution from a modified endowment contract

Distributions Other Than Death Benefits From Contracts That Are Not Modified Endowment Contracts. Distributions from a Contract that is not a Modified Endowment Contact are generally treated first as a recovery of an owner's investment in the Contract and, only after the recovery of all investment in the Contract, as taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for Federal income tax purposes, if Contract benefits are reduced during the first 15 contract years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Contract that is not a Modified Endowment Contract are generally not treated as distributions. Finally, neither distributions from nor loans from or secured by a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

Investment In The Contract. Your investment in the Contract is generally your aggregate premiums. When a distribution is taken from the Contract, your investment in the Contract is generally reduced by the amount of the distribution that is tax-free.

Loans. In general, interest on a loan from a Contract will not be deductible. Before taking out a Contract loan, an Owner should consult a tax adviser as to the tax consequences.

Multiple Contracts. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Transfers. The transfer of the Contract or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Contract to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Contracts Used For Business Purposes. The Contract can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We don't make any guarantee regarding the tax status of any contract or any transaction regarding the Contract.

The above discussion is not intended as tax advice. For tax advice you should consult a competent tax adviser. Although this tax discussion is based on our understanding of federal income tax laws as they are currently interpreted, we can't guarantee that those laws or interpretations will remain unchanged.

OUR INCOME TAXES

Insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a ten year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Contract and will result in a significantly higher corporate income tax liability for us in early contract years. We make a charge, included in the Contract's expense charge, to compensate us for the anticipated higher corporate income taxes that result from the sale of a Contract. (See "expense charge".)

We currently make no other charges to the Separate Account for any federal, state or local taxes that we incur that may be attributable to the Separate Account or to the Contracts. We reserve the right, however, to make a charge for any tax or other economic burden resulting from the application of tax laws that we determine to be properly attributable to the Separate Account or to the Contracts.

REINSURANCE

We intend to reinsure some of the risks assumed under the Contracts.


                                  ILLUSTRATIONS

Illustrations of Death Benefits, Account Value, Surrender Value and Accumulated
Payments: The tables below demonstrate the way in which the Contract works. The tables are based on the following: [DESCRIPTION OF EACH ILLUSTRATION TO BE PROVIDED.]

The tables show how the death benefit, account value and surrender value may vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%.

The death benefit, account value and surrender value for a Contract would be different from those shown if the actual rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual contract years.

The amounts shown for the death benefit, account value and surrender value as of the end of each contract year take into account Contract charges and the asset-based charge equivalent to an annual rate of _____%.

The amounts shown in the tables also assume an additional charge of ____%. This charge assumes that the account value is allocated equally among all the subaccounts and is based on the 1999 expenses (including monthly advisory fees and operating expenses) for the Funds. This charge also reflects expenses reimbursements made in 1999 to certain Funds by the investment adviser to the respective portfolio. Values illustrated would be lower if these reimbursements had not been taken into account. The actual charge under a Contract for Fund expenses will depend on the actual allocation of the account value and may be higher or lower depending on how the account value is allocated.

Taking into account the ____% asset charge in the Separate Account and the ____% charge described above, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of ____%, ____%, and ____%, respectively. The gross returns are before any deductions and should not be compared to rates which reflect deduction of charges.

The hypothetical returns shown on the tables are without any income expense charges that may be attributable to the Separate Account in the future (although they do reflect the charge for federal income taxes included in the expense charge). In order to produce after-tax returns of 0%, 6% and 12%, the Funds would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any expense charges attributable to the Separate Account.

The second column of the tables shows the amount which would accumulate if an amount equal to the payments were invested to earn interest at an after-tax rate of 5% compounded annually.

We will furnish upon request a personalized illustration reflecting the proposed insured's age, face amount and the payment amounts requested. The illustration will also use current cost of insurance rates.

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                               MALE ISSUE AGE ___
       $_______ INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS
                FACE AMOUNT: $_______ GUARANTEE PERIOD: FOR LIFE
                   BASED ON MAXIMUM COST OF INSURANCE CHARGES

                                                                                                             End of Year
                                                                                                           DEATH BENEFIT(2)
                                                                                                      Assuming Hypothetical Gross
                                                                          Total Payments Made Plus    Annual Investment Return of
                                                                             Interest at 5% as        ---------------------------
Contract Year                                         Payments (1)            of End of Year          0%          6%          12%
-------------                                         -------------           --------------          --          --          ---











                                                                       End of Year                            End of Year
                                                                     ACCOUNT VALUE(2)                      SURRENDER VALUE(2)
                                                               Assuming Hypothetical Gross            Assuming Hypothetical Gross
Contract Year                                                  Annual Investment Return of            Annual Investment Return of
-------------                                                  ---------------------------            ---------------------------
                                                               0%           6%           12%          0%          6%          12%
                                                               --           --           ---          --          --          ---










-----------------

(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                              FEMALE ISSUE AGE ___
       $_______ INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS
                FACE AMOUNT: $_______ GUARANTEE PERIOD: FOR LIFE
                   BASED ON MAXIMUM COST OF INSURANCE CHARGES

                                                                                                             End of Year
                                                                                                           DEATH BENEFIT(2)
                                                                                                      Assuming Hypothetical Gross
                                                                          Total Payments Made Plus    Annual Investment Return of
                                                                             Interest at 5% as        ---------------------------
Contract Year                                         Payments (1)            of End of Year          0%          6%          12%
-------------                                         -------------           --------------          --          --          ---











                                                                       End of Year                            End of Year
                                                                     ACCOUNT VALUE(2)                      SURRENDER VALUE(2)
                                                               Assuming Hypothetical Gross            Assuming Hypothetical Gross
Contract Year                                                  Annual Investment Return of            Annual Investment Return of
-------------                                                  ---------------------------            ---------------------------
                                                               0%           6%           12%          0%          6%          12%
                                                               --           --           ---          --          --          ---










-----------------

(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                               MALE ISSUE AGE ___
       $_______ INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS
                FACE AMOUNT: $_______ GUARANTEE PERIOD: FOR LIFE
                   BASED ON MAXIMUM COST OF INSURANCE CHARGES

                                                                                                             End of Year
                                                                                                           DEATH BENEFIT(2)
                                                                                                      Assuming Hypothetical Gross
                                                                          Total Payments Made Plus    Annual Investment Return of
                                                                             Interest at 5% as        ---------------------------
Contract Year                                         Payments (1)            of End of Year          0%          6%          12%
-------------                                         -------------           --------------          --          --          ---











                                                                       End of Year                            End of Year
                                                                     ACCOUNT VALUE(2)                      SURRENDER VALUE(2)
                                                               Assuming Hypothetical Gross            Assuming Hypothetical Gross
Contract Year                                                  Annual Investment Return of            Annual Investment Return of
-------------                                                  ---------------------------            ---------------------------
                                                               0%           6%           12%          0%          6%          12%
                                                               --           --           ---          --          --          ---










-----------------

(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                               MALE ISSUE AGE ___
       $_______ INITIAL PAYMENT FOR STANDARD-SIMPLIFIED UNDERWRITING CLASS
                FACE AMOUNT: $_______ GUARANTEE PERIOD: FOR LIFE
                   BASED ON MAXIMUM COST OF INSURANCE CHARGES

                                                                                                             End of Year
                                                                                                           DEATH BENEFIT(2)
                                                                                                      Assuming Hypothetical Gross
                                                                          Total Payments Made Plus    Annual Investment Return of
                                                                             Interest at 5% as        ---------------------------
Contract Year                                         Payments (1)            of End of Year          0%          6%          12%
-------------                                         -------------           --------------          --          --          ---











                                                                       End of Year                            End of Year
                                                                     ACCOUNT VALUE(2)                      SURRENDER VALUE(2)
                                                               Assuming Hypothetical Gross            Assuming Hypothetical Gross
Contract Year                                                  Annual Investment Return of            Annual Investment Return of
-------------                                                  ---------------------------            ---------------------------
                                                               0%           6%           12%          0%          6%          12%
                                                               --           --           ---          --          --          ---










-----------------

(1) All payments are illustrated as if made at the beginning of the contract year.

(2)    Assumes no loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ILLUSTRATED AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY US OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                 MORE ABOUT MERRILL LYNCH LIFE INSURANCE COMPANY


DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers and their positions with us are as follows:

           NAME                                     POSITION WITH THE COMPANY
           ----                                     -------------------------
           Anthony J. Vespa                         Chairman of the Board, President, and Chief Executive
                                                    Officer
           Matthew Rider                            Director, Senior Vice President, Chief Financial Officer,
                                                    and Treasurer
           Barry G. Skolnick                        Director, Senior Vice President, General Counsel, and
                                                    Secretary
           David M. Dunford                         Director, Senior Vice President, and Chief Investment
                                                    Officer
           Gail R. Farkas                           Director and Senior Vice President
           Diana Joyner                             Senior Vice President, Variable Life Administration
           Deborah J. Adler                         Chief Actuary

Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified. Each has held various executive positions with insurance company subsidiaries of our indirect parent, Merrill Lynch & Co., Inc. The principal positions of our directors and executive officers for the past five years are listed below:

Mr. Vespa joined Merrill Lynch Life in January 1994. Since February 1994, he has held the position of Senior Vice President of MLPF&S.

[Insert re: Mr. Rider]

Mr. Skolnick joined Merrill Lynch Life in November 1990. Since May 1992, he has held the position of Assistant General Counsel of Merrill Lynch & Co., Inc. and First Vice President and Assistant General Counsel of MLPF&S.

Mr. Dunford joined Merrill Lynch Life in July 1990.

Ms. Farkas joined Merrill Lynch Life in August 1995. Prior to August 1995, she held the position of Director of Market Planning of MLPF&S.

[Insert re: Ms. Joyner]

[Insert re: Ms. Adler]

None of our shares are owned by any of our officers or directors, as it is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). Our officers and directors, both individually and as a group, own less than one percent of the outstanding shares of common stock of Merrill Lynch & Co., Inc.


SERVICES ARRANGEMENT

We and MLIG are parties to a service agreement pursuant to which MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to us, including services related to the Separate Account and the Contracts. We reimburse expenses incurred by MLIG under this service agreement on an allocated cost basis. Charges billed to us by MLIG under the agreement were $43.4 million for the year ended December 31, 1999.

STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department (the "Insurance Department"). We file a detailed financial statement in the prescribed form (the "Annual Statement") with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the Insurance Department and under the auspices of the National Association of Insurance Commissioners. We are also subject to the insurance laws and regulations of all jurisdictions in which we are licensed to do business.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, is not material to our total assets or to MLPF&S.

EXPERTS

Our financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and of the Separate Account as of December 31, 1999 and for the periods presented, included in this Prospectus, have been audited by ______________, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. ______________'s principal business address is ___________________________.

Actuarial matters included in this Prospectus have been examined by Deborah J. Adler, F.S.A., our Chief Actuary, as stated in her opinion filed as an exhibit to the registration statement.

LEGAL MATTERS

The organization of the Company, its authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our Senior Vice President and General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENTS

Registration statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 that relate to the Contract and its investment options. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

FINANCIAL STATEMENTS

Our financial statements, included herein, should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Contracts.

                           PART II. OTHER INFORMATION
                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

         The Insurance Company's By-Laws provide, in Article VI, Section 1, 2, 3 and 4, as follows:

         Section 1. Actions Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

         Section 3. Right to Indemnification. To the extent that a director, officer of employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         Section 4. Determination of Right to Indemnification. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

DIRECTORS' AND OFFICERS' INSURANCE

         Merrill Lynch has purchased from Corporate Officers' and Directors' Assurance Company directors' and officers' liability insurance policies which cover, in addition to the indemnification described above, liabilities for which indemnification is not provided under the By-Laws. The Company will pay an allocable portion of the insurance premium paid by Merrill Lynch with respect to such insurance policies.

ARKANSAS BUSINESS CORPORATION LAW

         In addition, Section 4-26-814 of the Arkansas Business Corporation Law generally provides that a corporation has the power to indemnify a director or officer of the corporation, or a person serving at the request of the corporation as a director or officer of another corporation or other enterprise against any judgments, amounts paid in settlement, and reasonably incurred expenses in a civil or criminal action or proceeding if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (or, in the case of a criminal action or proceeding, if he or she in addition had no reasonable cause to believe that his or her conduct was unlawful).

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(e)

         Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

                      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                             OFFICERS AND DIRECTORS

                                 AS OF MAY 2000


                                    DIRECTORS

                                John L. Steffens
                               E. Stanley O'Neal
                               Thomas H. Patrick
                               George A. Schieren



                                    OFFICERS

      John L. Steffens              Chairman of the Board and Chief Executive
                                    Officer
      George A. Schieren            General Counsel
      John C. Stomber               Treasurer
      Andrea L. Dulberg             Secretary



                            EXECUTIVE VICE PRESIDENTS

                Thomas W. Davis                     E. Stanley O'Neal
                Barry S. Friedberg                  Thomas H. Patrick
                Edward L. Goldberg                  Winthrop H. Smith, Jr.
                Jerome P. Kenney                    Roger M. Vasey


                             SENIOR VICE PRESIDENTS

Harry P. Allex                   Theresa Lang                   George A. Schieren
Daniel H. Bayly                  Michael J.P. Marks             Robert D. Sherman
Rosemary T. Berkery              G. Kelly Martin                James F. Shoaf
Michael J. Castellano            Robert J. McCann               Barry G. Skolnick
Michael R. Cowan                 John T. McGowan                Howard P. Sorgen
Richard A. Dunn                  Andrew J. Melnick              John C. Stomber
Ahmass L. Fakahany(1)            Athanassios N. Michas          G. Stephen Thoma
Richard M. Fuscone               Joseph H. Moglia               Arthur L. Thomas
Donald N. Gershuny               Carlos M. Morales              Anthony J. Vespa
J. Michael Giles                 Hisashi Moriya                 Kevan V. Watts
Mark B. Goldfus                  Thomas O. Muller III           Madeline A. Weinstein
Allen N. Jones                   John Qua                       Joseph T. Willet

----------------------------------
(1) Mr. Fakahany is also Chief Financial Officer.

                              FIRST VICE PRESIDENTS


                Matthias B. Bowman                    Barry J. Mandel
                Dominic A. Carone(2)                  Lawrence W. Roberts
                Richard M. Drew                       Eric M. Rosenberg
                Harry J. Ferguson                     Stanley Schaefer
                Richard K. Gordon                     Arthur H. Sobel
                Brian C. Henderson                    Kenneth S. Spirer
                Michael Koeneke                       John B. Sprung
                Jack Levy                             Paul A. Stein
                Frank M. Macioce, Jr.                 Nathan C. Thorne
                Donald N. Malawsky                    James R. Vallone



               VICE PRESIDENTS                    ASSISTANT VICE PRESIDENTS

               Leonard E. Accardo                 Gregory R. Krolikowski
               Rudley B. Anthony                  Edward A. Mallaney
               Joseph A. Boccuzzi
               Robert G. Dieckmann
               Freddy Enriquez                    ASSISTANT SECRETARIES

               Edward J. Gallagher, Jr.
               Scott C. Harrison                  Darryl W. Colletti
               Peter C. Lee                       Lawrence M. Egan, Jr.
               Richard D. Lilleston               Andrea Lowenthal
               Daniel R. Mayo                     Margaret E. Nelson
               Avadhesh K. Nigam
               David D. Northrop
               George A. Ruth
               John M. Sabatino
               Michael S. Schreier
               John P. Smith


-------------------------------------
(2)       Mr. Carone is also the Controller.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The Prospectus consisting of _____ pages.

         Undertaking to file reports.

         Rule 484 Undertaking.

         Representation Pursuant to Section 26(e).

         The signatures.

         Written Consents of the Following Persons:

                  (a) Barry G. Skolnick, Esq.

                  (b) Deborah J. Adler, F.S.A.

                  (c) Sutherland Asbill & Brennan LLP

                  (d) Deloitte & Touche LLP, Independent Auditors

         The following exhibits:

     1.A. (1)                         Resolution of the Board of Directors of
                                      Merrill Lynch Life Insurance Company
                                      establishing the Separate Account
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 8 to Form S-6
                                      Registration No. 33-55472 Filed April 29,
                                      1997)
          (2)                         Not applicable
          (3)   (a)                   Distribution Agreement between Merrill
                                      Lynch Life Insurance Company and Merrill
                                      Lynch, Pierce, Fenner & Smith Incorporated
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 8 to Form S-6
                                      Registration No. 33-55472 Filed April 29,
                                      1997)
                (b)                   Sales Agreement between Merrill Lynch Life
                                      Insurance Company and Merrill Lynch Life
                                      Agency Inc. (Incorporated by Reference to
                                      Registrant's Post-Effective Amendment No.
                                      8 to Form S-6 Registration No. 33-55472
                                      Filed April 29, 1997)
                (c)                   Schedules of Sales Commissions. See
                                      Exhibit A(3)(b) (Incorporated by Reference
                                      to Registrant's Post-Effective Amendment
                                      No. 8 to Form S-6 Registration No.
                                      33-55472 Filed April 29, 1997)
                (d)                   Indemnity Agreement between Merrill Lynch
                                      Life Insurance Company and Merrill Lynch
                                      Life Agency, Inc. (Incorporated by
                                      Reference to Registrant's Post-Effective
                                      Amendment No. 8 to Form S-6 Registration
                                      No. 33-55472 Filed April 29, 1997)
          (4)                         Not applicable
          (5)   (a)                   Modified Single Premium Variable Life
                                      Insurance Policy
                (b)     (1)           Backdating Endorsement

                        (2)           Guaranteed Benefits Rider for Modified
                                      Single Premium Variable Life Insurance
                                      Policy
                        (3)           Change of Insured Rider for Modified
                                      Single Premium Variable Life Insurance
                                      Policy
                (c)     (1)           Variable Life Insurance Application
                        (2)           Application for Reinstatement
                                      (Incorporated by Reference to Registrant's
                                      Pre-Effective Amendment No. 1 to Form S-6
                                      Registration No. 33-41829 Filed April 16,
                                      1992)
          (6)   (a)                   Articles of Amendment, Restatement, and
                                      Redomestication of the Articles of
                                      Incorporation of Merrill Lynch Life
                                      Insurance Company (Incorporated by
                                      Reference to Registrant's Post-Effective
                                      Amendment No. 8 to Form S-6 Registration
                                      No. 33-55472 Filed April 29, 1997)
                (b)                   Amended and Restated By-Laws of Merrill
                                      Lynch Life Insurance Company (Incorporated
                                      by Reference to Registrant's
                                      Post-Effective Amendment No. 8 to Form S-6
                                      Registration No. 33-55472 Filed April 29,
                                      1997)
          (7)                         Not applicable
          (8)   (a)                   Form of Participation Agreement Among
                                      Merrill Lynch Life Insurance Company,
                                      Alliance Capital Management L.P., and
                                      Alliance Fund Distributors, Inc.
                                      (Incorporated by Reference to Merrill
                                      Lynch Life Variable Annuity Separate
                                      Account A's Post-Effective Amendment No.
                                      10 to Form N-4 Registration No. 33-43773
                                      Filed December 10, 1996)
                (b)                   Form of Participation Agreement Among MFS
                                      Variable Insurance Trust, Merrill Lynch
                                      Life Insurance Company, and Massachusetts
                                      Financial Services Company (Incorporated
                                      by Reference to Merrill Lynch Life
                                      Variable Annuity Separate Account A's
                                      Post-Effective Amendment No. 10 to Form
                                      N-4 Registration No. 33- 43773 Filed
                                      December 10, 1996)
                (c)                   Participation Agreement By and Among AIM
                                      Variable Insurance Funds, Inc., AIM
                                      Distributors, Inc., and Merrill Lynch Life
                                      Insurance Company (Incorporated by
                                      Reference to Merrill Lynch Life Variable
                                      Annuity Separate Account A's
                                      Post-Effective Amendment No. 11 to Form
                                      N-4 Registration No. 33-43773 Filed April
                                      24, 1997)
                (d)                   Form of Participation Agreement among
                                      Merrill Lynch Life Insurance Company,
                                      Hotchkis and Wiley Variable Trust, and
                                      Hotchkis and Wiley (Incorporated by
                                      reference to Merrill Lynch Life Variable
                                      Annuity Separate Account A's
                                      Post-Effective Amendment No. 12 to Form
                                      N-4 Registration No. 33-43773 Filed May 1,
                                      1998)
                (e)                   Form of Participation Agreement among
                                      Davis Variable Account Inc., Davis
                                      Distributors, LLC and Merrill Lynch Life
                                      Insurance Company (Incorporated by
                                      Reference to Registrant's Pre-Effective
                                      Amendment No. 2 to Form N-4 Registration
                                      No. 333-90243 Filed March 31, 2000)
                (f)                   Form of Participation Agreement among
                                      Delaware Group Premium Fund, Delaware
                                      Distributors, LP and Merrill Lynch Life
                                      Insurance Company (Incorporated by
                                      Reference to Registrant's Pre-Effective
                                      Amendment No. 2 to Form N-4 Registration
                                      No. 333-90243 Filed March 31, 2000)
                (g)                   Form of Participation Agreement among
                                      PIMCO Variable Insurance Trust, PIMCO
                                      Funds Distributors, LLC and Merrill Lynch
                                      Life Insurance Company (Incorporated by
                                      Reference to Registrant's Pre-Effective
                                      Amendment No. 2 to Form N-4 Registration
                                      No. 333-90243 Filed March 31, 2000)

                (h)                   Form of Participation Agreement among
                                      Seligman Portfolios Inc., Seligman
                                      Advisors, Inc. and Merrill Lynch Life
                                      Insurance Company (Incorporated by
                                      Reference to Registrant's Pre-Effective
                                      Amendment No. 2 to Form N-4 Registration
                                      No. 333-90243 Filed March 31, 2000)
                (i)                   Form of Participation Agreement among Van
                                      Kampen Life Investment Trust, Van Kampen
                                      Funds Inc., Van Kampen Asset Management
                                      Inc. and Merrill Lynch Life Insurance
                                      Company (Incorporated by Reference to
                                      Registrant's Pre-Effective Amendment No. 2
                                      to Form N-4 Registration No. 333-90243
                                      Filed March 31, 2000)
                (j)                   Form of Participation Agreement Between
                                      Merrill Lynch Variable Series Funds, Inc.
                                      and Merrill Lynch Life Insurance Company.
                                      (Incorporated by Reference to Merrill
                                      Lynch Life Variable Annuity Separate
                                      Account A's Post-Effective Amendment No.
                                      10 to Form N-4, Registration No. 33-43773
                                      Filed December 10, 1996).
                (k)                   Amendment to the Participation Agreement
                                      Between Merrill Lynch Variable Series
                                      Funds, Inc. and Merrill Lynch Life
                                      Insurance Company dated April 15, 1998.
                                      (Incorporated by Reference to Merrill
                                      Lynch Life Variable Annuity Separate
                                      Account A's Registration Statement on Form
                                      N-4, Registration No. 333-90243 Filed
                                      November 3, 1999.)
                (l)                   Amendment to the Participation Agreement
                                      Among Merrill Lynch Life Insurance
                                      Company, Alliance Capital Management L.P.,
                                      and Alliance Fund Distributors, Inc. dated
                                      May 1, 1997. (Incorporated by Reference to
                                      Merrill Lynch Life Variable Annuity
                                      Separate Account A's Registration
                                      Statement on Form N-4, Registration No.
                                      333-90243 Filed November 3, 1999.)
                (m)                   Amendment to the Participation Agreement
                                      Among Merrill Lynch Life Insurance
                                      Company, Alliance Capital Management L.P.,
                                      and Alliance Fund Distributors, Inc. dated
                                      June 5, 1998. (Incorporated by Reference
                                      to Merrill Lynch Life Variable Annuity
                                      Separate Account A's Registration
                                      Statement on Form N-4, Registration No.
                                      333-90243 Filed November 3, 1999.)
                (n)                   Amendment to the Participation Agreement
                                      Among Merrill Lynch Life Insurance
                                      Company, Alliance Capital Management L.P.,
                                      and Alliance Fund Distributors, Inc. dated
                                      July 22, 1999. (Incorporated by Reference
                                      to Merrill Lynch Life Variable Annuity
                                      Separate Account A's Registration
                                      Statement on Form N-4, Registration No.
                                      333-90243 Filed November 3, 1999.)
                (o)                   Amendment to the Participation Agreement
                                      Among MFS(R) Variable Insurance Trust,
                                      Merrill Lynch Life Insurance Company, and
                                      Massachusetts Financial Services Company
                                      dated May 1, 1997. (Incorporated by
                                      Reference to Merrill Lynch Life Variable
                                      Annuity Separate Account A's Registration
                                      Statement on Form N-4, Registration No.
                                      333-90243 Filed November 3, 1999.)
                (p)                   Amendment to the Participation Agreement
                                      By And Among AIM Variable Insurance Funds,
                                      Inc., AIM Distributors, Inc., and Merrill
                                      Lynch Life Insurance Company dated May 1,
                                      1997. (Incorporated by Reference to
                                      Merrill Lynch Life Variable Annuity
                                      Separate Account A's Registration
                                      Statement on Form N-4, Registration No.
                                      333-90243 Filed November 3, 1999.)
                (q)                   Amendment to the Participation Agreement
                                      Among Merrill Lynch Life Insurance Company
                                      and Hotchkis and Wiley Variable Trust.
                                      (Incorporated by Reference to Merrill
                                      Lynch Life Variable Annuity Separate
                                      Account A's Registration Statement on Form
                                      N-4, Registration No. 333-90243 Filed
                                      November 3, 1999.)
          (9)   (a)                   Agreement between Merrill Lynch Life
                                      Insurance Company and Merrill Lynch Series
                                      Fund, Inc. (Incorporated by Reference to
                                      Registrant's Post-Effective Amendment No.
                                      8 to Form S-6 Registration No. 33-55472
                                      Filed April 29, 1997)

                  (b)                 Agreement between Merrill Lynch Life
                                      Insurance Company and Merrill Lynch Funds
                                      Distributor, Inc. (Incorporated by
                                      Reference to Registrant's Post-Effective
                                      Amendment No. 8 to Form S-6 Registration
                                      No. 33-55472 Filed April 29, 1997)
                  (c)                 Agreement between Merrill Lynch Life
                                      Insurance Company and Merrill Lynch,
                                      Pierce, Fenner & Smith Incorporated
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 8 to Form S-6
                                      Registration No. 33-55472 Filed April 29,
                                      1997)
                  (d)                 Management Agreement between Merrill Lynch
                                      Life Insurance Company and Merrill Lynch
                                      Asset Management, Inc. (Incorporated by
                                      Reference to Registrant's Post-Effective
                                      Amendment No. 8 to Form S-6 Registration
                                      No. 33-55472 Filed April 29, 1997)
          (10)                        Memorandum describing Merrill Lynch Life
                                      Insurance Company's Issuance, Transfer and
                                      Redemption Procedures*
       2.                             Opinion and Consent of Barry G. Skolnick,
                                      Esq. as to the legality of the securities
                                      being registered*
       3.                             Not applicable
       4.                             Not applicable
       5.                             Opinion and Consent of Deborah J. Adler,
                                      F.S.A. as to actuarial matters pertaining
                                      to the securities being registered*
       6.                    (a)      Power of Attorney of David E. Dunford
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 2 to Form S-6
                                      Registration No. 33-55472 Filed March 1,
                                      1994)
                             (b)      Power of Attorney of Gail R. Farkas
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 6 to Form S-6
                                      Registration No. 33-55472 Filed February
                                      29, 1996)
                             (c)      Power of Attorney of Barry G. Skolnick
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 2 to Form S-6
                                      Registration No. 33-55472 Filed March 1,
                                      1994)
                             (d)      Power of Attorney of Anthony J. Vespa
                                      (Incorporated by Reference to Registrant's
                                      Post-Effective Amendment No. 2 to Form S-6
                                      Registration No. 33-55472 Filed March 1,
                                      1994)
                             (e)      Power of Attorney of Matthew J. Rider
       7.                    (a)      Written Consent of Barry G. Skolnick, Esq.*
                             (b)      Written Consent of Deborah J. Adler,
                                      F.S.A.
                             (c)      Written Consent of Sutherland Asbill &
                                      Brennan LLP*
                             (d)      Written Consent of Deloitte & Touche LLP,
                                      Independent Auditors*


* To be filed by pre-effective amendment.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Merrill Lynch Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Plainsboro and the State of New Jersey, on the 11th day of October, 2000.

                  Merrill Lynch Variable Life Separate Account
                                  (Registrant)

                    By: Merrill Lynch Life Insurance Company
                                   (Depositor)
        /s/ EDWARD W. DIFFIN, JR.          /s/ BARRY G. SKOLNICK
       ----------------------------       ------------------------------
Attest:   Vice President              By:    Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October ____, 2000.



             SIGNATURE                                TITLE
             ----------                              -------

      /s/ Anthony J. Vespa*        Chairman of the Board, President, and Chief
--------------------------------   Executive Officer
          Anthony J. Vespa

      /s/ Matthew J. Rider         Director, Senior Vice President, and Chief
--------------------------------   Financial Officer
          Matthew J. Rider

      /s/ David M. Dunford*        Director, Senior Vice President, and Chief
--------------------------------   Investment Officer
          David M. Dunford

      /s/ Gail R. Farkas*          Director and Senior Vice President
--------------------------------
          Gail R. Farkas


*By:            /s/ Barry G. Skolnick            In his own capacity as
            --------------------------------     Director, Senior Vice
                    Barry G. Skolnick            President, Secretary,
                                                 General Counsel, and as
                                                 Attorney-In-Fact

                                  EXHIBIT INDEX


1.A. (5) (a)        Modified Single Premium Variable Life Insurance Policy
1.A. (5) (b) (1)    Backdating Endorsement
1.A. (5) (b) (2)    Guaranteed Benefits Rider for Modified Single Premium
                    Variable Life Insurance Policy
1.A. (5) (b) (3)    Change of Insured Rider for Modified Single Premium Variable
                    Life Insurance Policy
1.A. (5) (c) (1)    Variable Life Insurance Application
6 (e)               Power of Attorney of Matthew J. Rider